Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of August 13, 2025 (the “Execution Date”), is by and among VCI Global Limited, a British Virgin Islands business company (the “Company”), and Alumni Capital LP, a Delaware limited partnership (the “Buyer”).

RECITALS

A. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

B. The Company has authorized a new series of senior secured convertible notes of the Company, in the aggregate original principal amount of $61,200,000 (the “Notes”), which Notes shall be convertible into Ordinary Shares (as defined below).

C. The Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) a Note in the aggregate original principal amount of $3,000,000, substantially in the form attached hereto as Exhibit A (the “Tranche 1 Note”), (ii) a Note in the aggregate original principal amount of $4,200,000, substantially in the form attached hereto as Exhibit B (the “Tranche 2 Note” and together with the Tranche 1 Note, the “Initial Notes”) (the Ordinary Shares issuable pursuant to the terms of the Initial Notes or otherwise, collectively, the “Initial Conversion Shares”), (iii) a warrant to initially acquire up to $375,000 of additional Ordinary Shares, substantially in the form attached hereto as Exhibit C (the “Tranche 1 Warrants”) (as exercised, collectively, the “Tranche 1 Warrant Shares”), and (iv) a warrant to initially acquire up to $525,000 of additional Ordinary Shares, substantially in the form attached hereto as Exhibit C (the “Tranche 2 Warrants” and together with the Tranche 1 Warrants, the “Initial Warrants”) (as exercised, collectively, the “Tranche 2 Warrant Shares” and together with the Tranche 1 Warrant Shares, the “Initial Warrant Shares”).

D. Subject to the terms and conditions set forth in this Agreement, the Buyer shall have the right, but not the obligation, to purchase from the Company, and the Company shall have the obligation to issue and sell to the Buyer in one or more Additional Closings (as defined below) (i) additional Notes (which aggregate principal amount shall not exceed $54,000,000), substantially in the form attached hereto as Exhibit B (each Note to be sold at an Additional Closing, an “Additional Note”, and collectively, the “Additional Notes”) (the Ordinary Shares issuable pursuant to the terms of the Additional Notes or otherwise, collectively, the “Additional Conversion Shares” and, collectively with the Initial Conversion Shares, the “Conversion Shares”), and (ii) additional warrants to acquire additional Ordinary Shares in an amount equal to fifteen percent (15%) of the purchase price of any Additional Note issued concurrently therewith, substantially in the form attached hereto as Exhibit C (each warrant to be sold at an Additional Closing, an “Additional Warrant;” collectively, the “Additional Warrants” and together with the Additional Warrants, the “Warrants”) (as exercised, collectively, the “Additional Warrant Shares” and together with the Initial Warrant Shares, the “Warrant Shares”).

E. At the Tranche 1 Closing (as defined below), the parties hereto shall execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

F. At the Tranche 1 Closing, each Subsidiary (as defined below) of the Company shall execute and deliver a guaranty, in the form attached hereto as Exhibit E (collectively, the “Guaranties”).

G. The Notes, the Conversion Shares, the Warrants, and the Warrant Shares are collectively referred to herein as the “Securities,” and the Conversion Shares and the Warrant Shares are collectively referred to as the “Underlying Securities.”

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.	PURCHASE AND SALE OF NOTES AND WARRANTS.

(a)	Purchase of Notes and Warrants.

(i) Tranche 1 Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company on the Closing Date (as defined below) the Tranche 1 Note in the original principal amount of $3,000,000 along with the Tranche 1 Warrants (the “Tranche 1 Closing”).

(ii) Tranche 2 Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below, the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company on the Closing Date (as defined below) the Tranche 2 Note in the original principal amount of $4,200,000 along with the Tranche 2 Warrant (the “Tranche 2 Closing” and together with the Tranche 1 Closing, the “Initial Closings”).

(iii) Additional Closings. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 1(b)(iii), 6(c), and 7(c) below, the Buyer shall have the right, but not the obligation, at any time and from time to time, beginning on the Execution Date and ending on August 13, 2027(the “Additional Closing Expiration Date”), to purchase from the Company, and the Company shall have the obligation to issue and sell to the Buyer on one or more Additional Closing Dates (as defined below), up to $54,000,000 of aggregate original principal amount of Additional Notes (the “Additional Notes Amount”) along with Additional Warrants to acquire additional Ordinary Shares in an amount equal to fifteen percent (15%) of the principal amount of any Additional Note issued concurrently therewith (the “Additional Warrants Amount”) (each, an “Additional Closing”).

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(b) Closing. The Initial Closings and each Additional Closing are each referred to in this Agreement as a “Closing”. Each Closing shall take place remotely by electronic transfer of the Closing documentation.

(i) Tranche 1 Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a), the date and time of the Tranche 1 Closing (the “Tranche 1 Closing Date”) shall be 10:00 a.m., New York time, on the Execution Date.

(ii) Tranche 2 Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b), the date and time of the Tranche 2 Closing (the “Tranche 2 Closing Date”) shall be 10:00 a.m., New York time, on date that is (i) no later than fourteen (14) Business Days after the Execution Date and (ii) mutually agreed to by the Company and the Buyer. As used herein “Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(iii) Additional Closings at Buyer’s Election. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(c) and 7(c) below, the Buyer shall have the right, exercisable by delivery by e-mail of a written notice to the Company (each, an “Additional Closing Notice”, and the date hereof, each an “Additional Closing Notice Date”) to purchase, and to require the Company to sell to the Buyer, at one or more Additional Closings, one or more Additional Notes and Additional Warrants. Each Additional Closing Notice shall specify (x) the proposed date and time of the Additional Closing (which, if unspecified in such Additional Closing Notice, shall be the second (2nd) Trading Day after such Additional Closing Notice Date or such other date as is mutually agreed to by the Company and the Buyer, each, an “Additional Closing Date”), (y) the Additional Notes Amount of the Additional Notes to be issued to the Buyer at such Additional Closing, and (z) the Additional Warrants Amount of the Additional Warrants to be issued to the Buyer at such Additional Closing. If the Buyer has not elected to effect an Additional Closing on or prior to the Additional Closing Expiration Date, the Buyer shall have no further right to effect an Additional Closing hereunder.

(c) Purchase Price. The aggregate purchase price for the Tranche 1 Notes and the Tranche 1 Warrants to be purchased by the Buyer (the “Tranche 1 Purchase Price”) shall be $2,500,000. The aggregate purchase price for the Tranche 2 Notes and the Tranche 2 Warrants to be purchased by the Buyer (the “Tranche 2 Purchase Price”) shall be $3,500,000. The aggregate purchase price for any Additional Notes and Additional Warrants to be purchased by the Buyer shall be $833.33 (rounded down to the nearest dollar) for each $1,000 of original principal amount of the Additional Note to be purchased by the Buyer at the applicable Additional Closing (such aggregate amount for the Buyer, each, a “Additional Purchase Price”, and together with the Tranche 1 Purchase Price and the Tranche 2 Purchase Price, each, a “Purchase Price”). The aggregate Additional Purchase Price for all Additional Notes purchased hereunder, if any, shall not exceed $45,000,000. The Buyer and the Company agree that for purposes of applying Section 305 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will apply Section 1273(c)(2) of the Code as if the Notes and the Warrants constitute an “investment unit” for purposes of Section 1273(c)(2) of the Code. The parties agree that the Purchase Price shall be allocated between each Note and Warrant in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) as mutually agreed to by the parties, and none of the parties shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

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(d)	Form of Payment.

(i) On the Tranche 1 Closing Date, (i) the Buyer shall pay the Tranche 1 Purchase Price to the Company for the Tranche 1 Notes and the Tranche 1 Warrants to be issued and sold to the Buyer at the Tranche 1 Closing, by wire transfer of immediately available funds in accordance with the Tranche 1 Flow of Funds Letter (as defined below), and (ii) the Company shall deliver to the Buyer (A) the Tranche 1 Note, and (B) the Tranche 1 Warrant, in each case, duly executed on behalf of the Company and registered in the name of the Buyer or its designee.

(ii) On the Tranche 2 Closing Date, (i) the Buyer shall pay the Tranche 2 Purchase Price to the Company for the Tranche 2 Notes and the Tranche 2 Warrants to be issued and sold to the Buyer at the Tranche 2 Closing, by wire transfer of immediately available funds in accordance with the Tranche 2 Flow of Funds Letter (as defined below) and (ii) the Company shall deliver to the Buyer (A) the Tranche 2 Note, and (B) the Tranche 2 Warrant, in each case, duly executed on behalf of the Company and registered in the name of the Buyer or its designee.

(iii) On each Additional Closing Date, (i) the Buyer shall pay its respective Additional Purchase Price to the Company for the Additional Notes to be issued and sold to the Buyer at the Additional Closing, by wire transfer of immediately available funds in accordance with the applicable Additional Flow of Funds Letter (as defined below), and (ii) the Company shall deliver to the Buyer (A) an Additional Note in the applicable Additional Notes Amount being purchased by the Buyer at such Additional Closing duly executed on behalf of the Company and registered in the name of the Buyer or its designee.

2.	BUYER’S REPRESENTATIONS AND WARRANTIES.

The Buyer represents and warrants to the Company, as of the date hereof and as of each Closing Date:

(a) Organization; Authority. The Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, the Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption from registration under the 1933 Act. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity, and any Governmental Entity or any department or agency thereof.

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(c) Accredited Investor Status. The Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(d) Reliance on Exemptions. The Buyer understands that the Notes and the Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments, and understandings of the Buyer set forth herein to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Notes and the Warrants.

(e) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances, and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend, or affect the Buyer’s right to rely on the Company’s representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal, and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(f) No Governmental Review. The Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(g) Transfer or Resale. The Buyer understands, that except as provided in the Registration Rights Agreement and Section 4(h) hereof, (i) the Notes and the Warrants have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned, or transferred unless (A) subsequently registered thereunder, (B) the Buyer shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Notes or Warrants to be sold, assigned, or transferred may be sold, assigned, or transferred pursuant to an exemption from such registration, or (C) the Buyer provides the Company with reasonable assurance that such Notes or Warrants can be sold, assigned, or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”), (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder, and (iii) neither the Company nor any other Person is under any obligation to register the Notes and the Warrants under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale, or assignment of the Securities hereunder, and the Buyer effecting a pledge of Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(g).

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(h) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed, and delivered on behalf of the Buyer and shall constitute the legal, valid, and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) No Conflicts. The execution, delivery, and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, any agreement, indenture, or instrument to which the Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, or decree (including federal and state securities laws) applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights, or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Buyer that, as of the date hereof and as of each Closing Date:

(a) Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any Subsidiary, individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith, or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). Other than the Persons (as defined below) set forth on Schedule 3(a), the Company has no Subsidiaries. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns fifty percent (50%) or more of the outstanding capital stock, equity or similar interest of such Person, or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

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(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. Each Subsidiary has the requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Notes and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants) have been duly authorized by the Company’s board of directors and each of its Subsidiaries’ board of directors or other governing body, as applicable, and (other than the filing with the SEC of the Prospectus Supplement (as defined herein), one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC, and any other filings as may be required by any state securities agencies) no further filing, consent, or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their shareholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party will be prior to such Closing, duly executed and delivered by the Company, and each constitutes the legal, valid, and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. Prior to such Closing, the Transaction Documents to which each Subsidiary is a party will be duly executed and delivered by each such Subsidiary, and shall constitute the legal, valid, and binding obligations of each such Subsidiary, enforceable against each such Subsidiary in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Notes, the Warrants, the Guaranties, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined below), and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(c)	Issuance of Securities; Registration.

(i) The issuance of the Notes and the Warrants are duly authorized and upon issuance in accordance with the terms of the Transaction Documents shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests, and other encumbrances (collectively “Liens”) with respect to the issuance thereof. Upon issuance or conversion in accordance with the Notes or exercise in accordance with the Warrants (as the case may be), the Conversion Shares and the Warrant Shares, respectively, when issued, will be validly issued, fully paid, and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. Subject to the accuracy of the representations and warranties of the Buyer in this Agreement, the offer and issuance by the Company of the Notes and the Warrants is exempt from registration under the 1933 Act.

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(ii) The Company has prepared and filed a Registration Statement on Form F- 3 with the SEC in conformity with the provisions of the Securities Act, which was declared effective by order of the SEC on May 28, 2024 (File No. 333-279521) (the “Base Registration Statement”). The Base Registration Statement is effective under the Securities Act and the Company has not received any written notice that the SEC has issued or intends to issue a stop order or other similar order with respect to the Base Registration Statement or the prospectus contained therein (the “Prospectus”), or that the SEC otherwise has (i) suspended or withdrawn the effectiveness of the Base Registration Statement or (ii) issued any order preventing or suspending the use of the Prospectus or any prospectus supplement thereto, in either case, either temporarily or permanently or intends or has threatened in writing to do so. The “Plan of Distribution” section of the Prospectus permits the issuance of the Underlying Securities hereunder. The SEC has not notified the Company of any objection to the use of the form of the Base Registration Statement pursuant to Rule 401(g)(1) of the Securities Act. The Company was, at the time of the filing of the Base Registration Statement, eligible to use Form F-3. As of the Execution Date, the Company is currently eligible to use Form F-3 under the Securities Act and it meets the transaction requirements as set forth in General Instruction I.B.1 of Form F-3.

(iii) The Company has filed with the SEC a prospectus supplement (the “Prospectus Supplement”) covering the offering and sale of (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any capital stock of the Company issued or issuable with respect to the Conversion Shares, the Warrant Shares, the Notes or the Warrants, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the Ordinary Shares (as defined in the Notes) are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrants) into which the Ordinary Shares are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants (the “Registrable Securities”). The Prospectus Supplement relates to the issuance and sale of the Registrable Securities and describes the material terms and conditions of this Agreement, containing required information previously omitted from the Prospectus at the time of effectiveness of the Base Registration Statement in reliance on Rule 430B under the Securities Act, and discloses all information relating to the transactions contemplated hereby required to be disclosed in the Base Registration Statement and the Prospectus as of the date of the Prospectus Supplement, including, without limitation, information required to be disclosed in the section captioned “Plan of Distribution” in the Prospectus. The Registrable Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Prospectus, and the Prospectus Supplement. At the time of the filing of the Prospectus Supplement, the Prospectus Supplement conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and there shall be no such untrue statement of material fact or omission in any effective registration statement filed or any post-effective amendment or prospectus which is a part of the foregoing. The Company shall promptly give the Buyer notice of any event (including the passage of time) which makes the Prospectus Supplement not to be in compliance with Section 5(b) or 10 of the Securities Act and shall use its best efforts thereafter to file with the SEC any Post-Effective Amendment to the Base Registration Statement, amended prospectus, or prospectus supplement in order to comply with Section 5(b) or 10 of the Securities Act.

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(d) No Conflicts. The execution, delivery, and performance of the Transaction Documents by the Company and its Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants, the Conversion Shares and the Warrant Shares and the reservation for issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Memorandum and Articles of Association (including, without limitation, any certificate of designation contained therein), certificate of formation, memorandum of association, articles of association, bylaws, or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal, and state securities laws and regulations and the rules and regulations of the Nasdaq Capital Market (the “Principal Market”) and including all applicable foreign, federal, and state laws, rules, and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(e) Consents. Neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the filing with the SEC of the Prospectus Supplement, one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC, and any other filings as may be required by any state securities agencies), any Governmental Entity (as defined below), any regulatory or self-regulatory agency, the Principal Market, or any other Person in order for it to execute, deliver, or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings, and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to such Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application, or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Ordinary Shares in the foreseeable future. “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental, or quasi- governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi- national organization or body, or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

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(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries, or (iii) to its knowledge, a “beneficial owner” of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer’s purchase of the Securities. The Company further represents to the Buyer that the Company’s and each Subsidiary’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company, each Subsidiary and their respective representatives.

(g) No General Solicitation; Placement Agent’s Fees. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by the Buyer or its investment advisor), if any, relating to or arising out of the transactions contemplated hereby) in connection with the sale of the Securities. The Company shall pay, and hold the Buyer harmless against, any liability, loss, or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. Neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the offer or sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries, or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates, nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

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(i) Dilutive Effect. The Company understands and acknowledges that the number of Underlying Securities will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Notes in accordance with this Agreement and the Notes and the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Notes and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti- takeover provision under the Memorandum and Articles of Association, or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Buyer’s ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company or any of its Subsidiaries.

(k) SEC Documents; Financial Statements. Except as provided on Schedule 3(k) attached hereto, during the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, proxy statements, statements, and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act and the requirements of the Principal Market (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Company has delivered or has made available to the Buyer or its respective representatives true, correct, and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The reserves, if any, established by the Company or the lack of reserves, if applicable, are reasonable based upon facts and circumstances known by the Company on the date hereof and there are no loss contingencies that are required to be accrued by IFRS which are not provided for by the Company in its financial statements or otherwise. No other information provided by or on behalf of the Company to the Buyer which is not included in the SEC Documents (including, without limitation, information referred to in Section 2(e) of this Agreement or in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

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(l) Absence of Certain Changes. Since the date of the Company’s most recent audited financial statements contained in a Form 20-F, except as disclosed in the SEC Documents, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries. Since the date of the Company’s most recent audited financial statements contained in a Form 20-F, except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the ordinary course of business, or (iii) made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at such Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), “Insolvent” means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ assets is less than the amount required to pay the Company’s and its Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, or (C) the Company or such Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with IFRS) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

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(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development, or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced, (ii) could have a material adverse effect on the Buyer’s investment hereunder or (iii) could have a Material Adverse Effect.

(n)	Equity Capitalization.

(i)	Definitions:

(A) “Ordinary Shares” means (x) the Company’s ordinary shares, no par value per share, and (y) any capital stock into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(B) “Preferred Stock” means (x) the Company’s blank check preferred stock, $0.0001 par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Ordinary Shares in accordance with the terms of such certificate of designations).

(ii) Authorized and Outstanding Capital Stock. As of the date hereof, the authorized capital stock of the Company consists of (A) unlimited Ordinary Shares, of which, 31,101,341 are issued and outstanding and 17,323,296 shares are issuable pursuant to Convertible Securities (as defined below) (other than the Notes and the Warrants) exercisable or exchangeable for, or convertible into, Ordinary Shares, and (B) 0 shares of Preferred Stock, none of which are issued and outstanding. No Ordinary Shares are held in the treasury of the Company. “Convertible Securities” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Ordinary Shares) or any of its Subsidiaries.

(iii) Valid Issuance; Available Shares; Affiliates. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

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(iv) Existing Securities; Obligations. Except as disclosed in the SEC Documents: (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Registration Rights Agreement); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(v) Organizational Documents. The Company has furnished to the Buyer true, correct, and complete copies of the Company’s Memorandum and Articles of Association, as amended and as in effect on the date hereof (the “Memorandum and Articles of Association”). The Company has no bylaws. The Company has no Convertible Securities outstanding.

(o) Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Entity, self- regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Ordinary Shares or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in the SEC Documents. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the 1933 Act or the 1934 Act. After reasonable inquiry of its employees, the Company is not aware of any fact which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Except as set forth in the SEC Documents, neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

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(p) Acknowledgement Regarding Buyer’s Trading Activity. It is understood and acknowledged by the Company that (i) following the public disclosure of the transactions contemplated by the Transaction Documents, in accordance with the terms thereof, the Buyer has not been asked by the Company or any of its Subsidiaries to agree, nor has the Buyer agreed with the Company or any of its Subsidiaries, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) the Buyer, and counterparties in “derivative” transactions to which the Buyer is a party, directly or indirectly, presently may have a “short” position in the Ordinary Shares which was established prior to the Buyer’s knowledge of the transactions contemplated by the Transaction Documents; (iii) the Buyer shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction; and (iv) the Buyer may rely on the Company’s obligation to timely deliver Ordinary Shares upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Ordinary Shares of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Initial Press Release, the Additional Press Release, the Initial 6-K Filing, and the Additional 6-K Filing, as applicable, the Buyer may engage in hedging and trading activities (including, without limitation, the location or reservation of borrowable Ordinary Shares) at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value or number of the Warrant Shares or Conversion Shares, as applicable, deliverable with respect to the Securities are being determined and such hedging or trading activities (including, without limitation, the location or reservation of borrowable Ordinary Shares), if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging or trading activities are being conducted. The Company acknowledges that such aforementioned hedging or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants, or any other Transaction Document or any of the documents executed in connection herewith or therewith.

(q) Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (other than the Placement Agent), (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries, or (iv) paid or agreed to pay any Person for research services with respect to any securities of the Company or any of its Subsidiaries.

(r) Resale Registration Eligibility. The Company is eligible to register the Registrable Securities (as defined in the Registration Rights Agreement) for resale by the Buyer using Form F-3 promulgated under the 1933 Act.

(s) Transfer Taxes. On each Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(t) Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

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(u) No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the 1933 Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyer a copy of any disclosures provided thereunder.

(v) Other Covered Persons. The Company is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of the Buyer or potential purchasers in connection with the sale of any Regulation D Securities.

(w) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyer regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to the Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to you have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was delivered to the Buyer, the Company’s best estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results). The Company acknowledges and agrees that the Buyer shall not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

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4.	COVENANTS.

(a) Best Efforts. The Buyer shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 6 of this Agreement.

The Company shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 7 of this Agreement.

(b) Form D and Blue Sky. If applicable, the Company shall file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company shall, on or before each Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Securities for sale to the Buyer at such applicable Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to such applicable Closing Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the Securities required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, and regulations relating to the offering and sale of the Securities to the Buyer.

(c) Reporting Status. Until the date on which the Buyer shall have sold all of the Registrable Securities (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the Principal Market, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes, but not, directly or indirectly, for (i) except as set forth on Schedule 4(d), the satisfaction of any indebtedness of the Company or any of its Subsidiaries, (ii) the redemption or repurchase of any securities of the Company or any of its Subsidiaries, or (iii) the settlement of any outstanding litigation.

(e) Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, any Reports of Foreign Private Issuer on Form 6-K and any registration statements or amendments filed pursuant to the 1933 Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire), on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

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(f) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Registrable Securities upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Registrable Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system. The Company shall maintain the Ordinary Shares’ listing or authorization for quotation (as the case may be) on the Principal Market, The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, or the Nasdaq Global Select Market (each, an “Eligible Market”). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Ordinary Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g) Fees. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC (as defined below) fees, or broker’s commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of- pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

(h) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale, or assignment of the Securities hereunder; provided that an Investor effecting a pledge of Securities shall be required to provide the Company with notice of any such pledge within ten (10) Business Days thereof; and provided further that an Investor and its pledgee shall be required to comply with the provisions of Section 2(g) hereof in order to effect a sale, transfer, or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

(i)	Disclosure of Transactions and Other Material Information.

(i)	Disclosure of Transaction.

(1) Tranche 1 Closing. The Company may, on or before 9:30 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, issue a press release (the “Initial Press Release”) reasonably acceptable to the Buyer disclosing all the material terms of the transactions contemplated by the Transaction Documents. On or before 9:30 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, the Company shall file a Report of Foreign Private Issuer on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of Notes, the form of the Warrants, the form of Guaranties, and the form of the Registration Rights Agreement) (including all attachments, the “Initial 6-K Filing”). From and after the filing of the Initial 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees, or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the Initial 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Buyer or any of its affiliates, on the other hand, shall terminate.

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(2) Tranche 2 Closing. The Company may, on or before 9:30 a.m., New York time, on the first (1st) Business Day after the Tranche 2 Closing Date, issue a press release (the “Tranche 2 Press Release”) reasonably acceptable to the Buyer disclosing the consummation of the sale and purchase of the Tranche 2 Notes and Tranche 2 Warrants. On or before 9:30 a.m., New York time, on the first (1st) Business Day after the Tranche 2 Closing Date, the Company shall file a Report of Foreign Private Issuer on Form 6-K describing the consummation of the sale and purchase of the Tranche 2 Notes and the Tranche 2 Warrants (the “Tranche 2 6-K Filing”). From and after the filing of the Tranche 2 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to the Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees, or agents in connection with the transactions contemplated by the Transaction Documents.

(3) Additional Closings. The Company shall, on or before 9:30 a.m., New York time, on the first (1st) Business Day after the Company receives an Additional Closing Notice, either issue a press release (each, an “Additional Press Release”) or file a Report of Foreign Private Issuer on Form 6-K (each, an “Additional 6-K Filing”, and together with the Initial 6-K Filing and the Tranche 2 6-K Filing, the “6-K Filings”), in each case reasonably acceptable to the Buyer, disclosing that “an institutional investor” has elected to deliver an Additional Closing Notice to the Company. From and after the filing of the Additional Press Release or Additional 6-K Filing, solely to the extent such Additional Closing Notice constitutes material non-public information (as specified by the Company in its acknowledgement to such applicable Additional Closing Notice), the Company shall have disclosed all material, non-public information (if any) provided to any of the Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees, or agents in connection with the transactions contemplated by the Transaction Documents.

(ii) Limitations on Disclosure. Except with respect to the delivery of an Additional Closing Notice in accordance with Section 1(b)(iii), the Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees, and agents not to, provide the Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Buyer (which may be granted or withheld in the Buyer’s sole discretion). In the event of a breach of any of the foregoing covenants, including, without limitation, Section 4(m) of this Agreement, or any of the covenants or agreements contained in any other Transaction Document, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, and agents (as determined in the reasonable good faith judgment of the Buyer), in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, or agents. The Buyer shall not have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholders, or agents, for any such disclosure. To the extent that the Company delivers any material, non-public information to the Buyer without the Buyer’s consent, the Company hereby covenants and agrees that the Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its Subsidiaries, nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of the Buyer, to make the Initial Press Release, the Tranche 2 Press Release, any Additional Press Release, or any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Initial 6-K Filing and contemporaneously therewith, and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer (which may be granted or withheld in the Buyer’s sole discretion), the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of the Buyer in any filing, announcement, release, or otherwise. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Buyer shall not have (unless expressly agreed to by the Buyer after the date hereof in a written definitive and binding agreement executed by the Company and the Buyer), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

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(iii) Other Confidential Information; Disclosure Failures; Disclosure Delay Payments. In addition to other remedies set forth in this Section 4(i), and without limiting anything set forth in any other Transaction Document, at any time after each Closing Date if the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents, provides the Buyer with material non-public information relating to the Company or any of its Subsidiaries (each, the “Confidential Information”), the Company shall, on or prior to the applicable Required Disclosure Date (as defined below), publicly disclose such Confidential Information on a Report of Foreign Private Issuer on Form 6-K or otherwise (each, a “Disclosure”). From and after such Disclosure, the Company shall have disclosed all Confidential Information provided to the Buyer by the Company or any of its Subsidiaries or any of their respective officers, directors, employees, or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon such Disclosure, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees, or agents, on the one hand, and the Buyer or any of their affiliates, on the other hand, shall terminate. If the Company fails to effect such Disclosure on or prior to the Required Disclosure Date and the Buyer shall have possessed Confidential Information for at least ten (10) consecutive Trading Days (each, a “Disclosure Failure”), then, as partial relief for the damages to the Buyer by reason of any such delay in, or reduction of, its ability to buy or sell Ordinary Shares after such Required Disclosure Date (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to the Buyer an amount in cash equal to the applicable Disclosure Restitution Amount, on each of the following dates (each, a “Disclosure Delay Payment Date”): (i) on the date of such Disclosure Failure and (ii) on every thirty (30) day anniversary such Disclosure Failure until the earlier of (x) the date such Disclosure Failure is cured and (y) such time as all such non-public information provided to the Buyer shall cease to be Confidential Information (as evidenced by a certificate, duly executed by an authorized officer of the Company to the foregoing effect) (such earlier date, as applicable, a “Disclosure Cure Date”). Following the initial Disclosure Delay Payment for any particular Disclosure Failure, without limiting the foregoing, if a Disclosure Cure Date occurs prior to any thirty (30) day anniversary of such Disclosure Failure, then such Disclosure Delay Payment (prorated for such partial month) shall be made on the second (2nd) Business Day after such Disclosure Cure Date. The payments to which the Buyer shall be entitled pursuant to this Section 4(i)(iii) are referred to herein as “Disclosure Delay Payments.” If the Company fails to make Disclosure Delay Payments in a timely manner in accordance with the foregoing, such Disclosure Delay Payments shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full.

(iv)	For the purpose of this Agreement the following definitions shall apply:

(1) “Disclosure Failure Market Price” means, as of any Disclosure Delay Payment Date, the price computed as the quotient of (I) the sum of the five (5) highest VWAPs (as defined in the Warrants) of the Ordinary Shares during the applicable Disclosure Restitution Period (as defined below), divided by (II) five (5) (such period, the “Disclosure Failure Measuring Period”). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification, or similar transaction that proportionately decreases or increases the Ordinary Shares during such Disclosure Failure Measuring Period.

(2) “Disclosure Restitution Amount” means, as of any Disclosure Delay Payment Date, the product of (x) difference of (I) the Disclosure Failure Market Price less (II) the lowest purchase price, per Ordinary Share, of any Ordinary Share issued or issuable to the Buyer pursuant to this Agreement or any other Transaction Documents, multiplied by (y) 10% of the aggregate daily dollar trading volume (as reported on Bloomberg (as defined in the Warrants)) of the Ordinary Shares on the Principal Market for each Trading Day (as defined in the Warrants) either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the Trading Day immediately prior to the initial Disclosure Delay Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the Trading Day immediately prior to such applicable Disclosure Delay Payment Date (such applicable period, the “Disclosure Restitution Period”).

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(3) “Required Disclosure Date” means (x) if the Company and the Buyer have mutually agreed upon a date (as evidenced by an e-mail or other writing) of Disclosure of such Confidential Information, such agreed upon date or (y) the third (3rd) Business Day after the Buyer delivers to the Company (as evidenced by an e-mail or other writing) a demand to make a Disclosure of the Confidential Information so received.

(j) Additional Registration Statements. If, at any time until the Applicable Date (as defined below), any Registration Statement (including, without limitation, the Base Registration Statement) is not effective or the prospectus contained therein (including, without limiation, the Base Prospectus or the Prospectus Supplement) is not available for use or any Current Public Information Failure (as defined in the Registration Rights Agreement) exists, the Company shall not file a registration statement or an offering statement under the 1933 Act relating to securities that are not the Registrable Securities (other than such supplements or amendments to registration statements that are outstanding and have been declared effective by the SEC as of the date hereof (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement)). “Applicable Date” means the first date on which all of the Registrable Securities are eligible to be resold by the Buyer pursuant to Rule 144 (or, if a Current Public Information Failure has occurred and is continuing, such later date after which the Company has cured such Current Public Information Failure).

(k) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance, or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(l) Variable Securities. So long as any Notes or Warrants remain outstanding, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to affect any Subsequent Placement involving a Variable Rate Transaction (other than pursuant to that certain Purchase Agreement by and between the Company and the Buyer, dated as of August 1, 2024, as amended and modified, all warrants to purchase Ordinary Shares issued in connection therewith, and all documents executed in connection therewith (the “Permitted Equity Line”)). “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares, other than pursuant to a customary “weighted average” anti-dilution provision, or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights). The Buyer shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

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(m) Participation Right. At any time on or prior to the first anniversary of the Maturity Date (as defined in the Tranche 1 Note) (or, if one or more Additional Closings have occurred hereunder, the Maturity Date (as defined in the last Additional Note issued hereunder)), neither the Company nor any of its Subsidiaries shall, directly or indirectly, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities, any debt, any preferred stock or any purchase rights (any such issuance, offer, sale, grant, disposition or announcement is referred to as a “Subsequent Placement”) unless the Company shall have first complied with this Section 4(m).

(i) At least five (5) Trading Days prior to any proposed or intended Subsequent Placement, the Company shall deliver to the Buyer a written notice (each such notice, a “Pre- Notice”), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Investor is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing the Buyer that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of the Buyer within three (3) Trading Days after the Company’s delivery to the Buyer of such Pre-Notice, and only upon a written request by the Buyer, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to the Buyer a written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (C) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold, or exchanged and (D) offer to issue and sell to or exchange with the Buyer in accordance with the terms of the Offer the Buyer’s pro rata portion of fifty percent (50%) of the Offered Securities (the “Basic Amount”).

(ii) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after the Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of the Buyer’s Basic Amount that the Buyer elects to purchase (the “Notice of Acceptance”). Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Buyer a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after the Buyer’s receipt of such new Offer Notice.

(iii) The Company shall have fifteen (15) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyer (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) if the Offer Notice constitutes or contains material, non-public information and such Offer Notice was delivered to the Buyer, to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Report of Foreign Private Issuer on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

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(iv) If the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(m)(iii) above), then the Buyer may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that the Buyer elected to purchase pursuant to Section 4(m)(ii) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to the Buyer pursuant to this Section 4(m) prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. If the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell, or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyer in accordance with Section 4(m)(i) above.

(v) Upon the closing of the issuance, sale, or exchange of all or less than all of the Refused Securities, the Buyer shall acquire from the Company, and the Company shall issue to the Buyer, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 4(m)(iv) above if the Buyer has so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyer of any Offered Securities is subject in all cases to the preparation, execution, and delivery by the Company and the Buyer of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyer and its counsel.

(vi) Any Offered Securities not acquired by the Buyer or other Persons in accordance with this Section 4(m) may not be issued, sold, or exchanged until they are again offered to the Buyer under the procedures specified in this Agreement.

(vii) The Company and the Buyer agree that if the Buyer elects to participate in the Offer, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the “Subsequent Placement Documents”) shall include any term or provision whereby the Buyer shall be required to agree to any restrictions on trading as to any securities of the Company, except to implement customary lock-up arrangements (but only with respect to the Offered Securities) or as necessary to comply with applicable securities laws, or be required to consent to any amendment to or termination of, or grant any waiver, release, or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company, and (y) any registration rights set forth in such Subsequent Placement Documents shall be materially similar to those registration rights contained in the Registration Rights Agreement.

(viii) Notwithstanding anything to the contrary in this Section 4(m) and unless otherwise agreed to by the Buyer, the Company shall either confirm in writing to the Buyer that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that the Buyer will not be in possession of any material, non-public information, by the fifteenth (15th) Business Day following delivery of the Offer Notice. If by such fifteen (15) Business Days, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyer, such transaction shall be deemed to have been abandoned and the Buyer shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide the Buyer with another Offer Notice and the Buyer will again have the right of participation set forth in this Section 4(m).

(ix) The restrictions contained in this Section 4(m) shall not apply in connection with the issuance of any Excluded Securities.

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(n) Dilutive Issuances. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Notes or exercise of any Warrant any Ordinary Shares in excess of that number of Ordinary Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company’s obligations under the rules or regulations of the Principal Market unless the Company has first obtained the requisite shareholder approval or board approval (as the case may be) to permit such issuance without breaching the Company’s obligations under the rules or regulations of the Principal Market.

(o) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(p) Restriction on Redemption and Cash Dividends. Except as set forth on Schedule 4(r) attached hereto, so long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Buyer.

(q) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

(r) Stock Splits. Until the Notes and all notes issued pursuant to the terms thereof are no longer outstanding, the Company shall not effect any stock combination, reverse stock split, or other similar transaction (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Required Holders (as defined below) provided, however, that no such consent shall be required for any reverse stock split effected solely to comply with the minimum bid price requirement of the Principal Market or any other national securities exchange on which the Company’s securities are listed or quoted.

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(s) Conversion and Exercise Procedures. Each of the form of Exercise Notice (as defined in the Warrants) included in the Warrants and the form of Conversion Notice (as defined in the Notes) included in the Notes set forth the totality of the procedures required of the Buyer in order to exercise the Warrants or convert the Notes. Except as provided in Section 5(d), no additional legal opinion, other information or instructions shall be required of the Buyer to exercise its Warrants or convert its Notes. The Company shall honor exercises of the Warrants and conversions of the Notes and shall deliver the Conversion Shares and Warrant Shares in accordance with the terms, conditions and time periods set forth in the Notes and Warrants.

(t) Regulation M. If applicable, the Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

(u) General Solicitation. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio, and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(v) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require shareholder approval under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market, with the issuance of Securities contemplated hereby.

(w) Notice of Disqualification Events. The Company will notify the Buyer in writing, prior to each Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(x) Subsidiary Guaranty. For so long as any Notes remain outstanding, upon any entity becoming a direct, or indirect, Subsidiary of the Company, the Company shall cause each such Subsidiary to become party to the Guaranty by executing a joinder to the Guaranty reasonably satisfactory in form and substance to the Required Holders.

(y) Closing Documents. On or prior to fourteen (14) calendar days after each Closing Date, the Company agrees to deliver, or cause to be delivered, to the Buyer and Glaser Weil Fink Howard Jordan & Shapiro LLP a complete closing set of the executed Transaction Documents, Securities and any other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

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5.	REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Notes held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of the Buyer or its legal representatives.

(b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form reasonably acceptable to the Buyer (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by the Buyer to the Company upon conversion of the Notes or the exercise of the Warrants (as the case may be). The Company represents and warrants that it will not give any instructions to its transfer agent that would prevent or delay the issuance of Securities in accordance with the Transfer Agent Instructions or the transfer of the Securities, except for (i) stop transfer instructions to give effect to Section 2(g) hereof, or (ii) instructions required by applicable law or court order, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment, or transfer of the Securities in accordance with Section 2(g), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. If such sale, assignment, or transfer involves Conversion Shares or Warrant Shares sold, assigned, or transferred pursuant to an effective registration statement or in compliance with Rule 144, the transfer agent shall issue such shares to the Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall cause its counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Company’s transfer agent on each Effective Date (as defined in the Registration Rights Agreement). Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.

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(c) Legends. The Buyer understands that the Notes and the Warrants have been issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the Securities shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(d) Removal of Legends. Certificates evidencing Securities shall not be required to contain the legend set forth in Section 5(c) above or any other legend (i) while a registration statement (including a Registration Statement) covering the issuance or resale of such Securities is effective under the 1933 Act, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that the Buyer provides the Company with reasonable assurances that such Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of Buyer’s counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Buyer provides the Company with an opinion of counsel to the Buyer, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than two (2) Trading Days (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the date the Buyer delivers such legended certificate representing such Securities to the Company) following the delivery by the Buyer to the Company or the transfer agent (with notice to the Company) of a legended certificate representing such Securities (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from the Buyer as may be required above in this Section 5(d), as directed by the Buyer, either (A) provided that the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program (“FAST”) and such Securities are Conversion Shares or Warrant Shares, credit the aggregate number of Ordinary Shares to which the Buyer shall be entitled to the Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (B) if the Company’s transfer agent is not participating in FAST, issue and deliver (via reputable overnight courier) to the Buyer, a certificate representing such Securities that is free from all restrictive and other legends, registered in the name of the Buyer or its designee (the date by which such credit is so required to be made to the balance account of the Buyer’s or the Buyer’s designee with DTC or such certificate is required to be delivered to the Buyer pursuant to the foregoing is referred to herein as the “Required Delivery Date”, and the date such Ordinary Shares are actually delivered without restrictive legend to the Buyer or the Buyer’s designee with DTC, as applicable, the “Share Delivery Date”). The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith.

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(e) Failure to Timely Deliver; Buy-In. In addition to any other rights available to the Buyer and provided all information and documents required have been provided to the Company, if the Company fails to cause the Transfer Agent to transmit to the Buyer the Conversion Shares or the Warrant Shares (as the case may be) pursuant to an exercise on or before the Share Delivery Date, and if after such date the Buyer is required by its broker to purchase (in an open market transaction or otherwise) or the Buyer’s brokerage firm otherwise purchases, shares of Ordinary Shares to deliver in satisfaction of a sale by the Buyer of the Conversion Shares or the Warrant Shares (as the case may be) which the Buyer anticipated receiving upon such exercise (a “Buy- In”), then the Company shall (A) pay in cash to the Buyer the amount, if any, by which (x) the Buyer’s total purchase price (including brokerage commissions, if any) for the shares of Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of the Conversion Shares or the Warrant Shares (as the case may be) that the Company was required to deliver to the Buyer in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Buyer, either reinstate the portion of the Conversion Shares or the Warrant Shares (as the case may be) for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Buyer the number of shares of Ordinary Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Buyer purchases shares of Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately pre- ceding sentence the Company shall be required to pay the Buyer $1,000. The Buyer shall provide the Company written notice indicating the amounts payable to the Buyer in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Buyer’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Ordinary Shares upon exercise of the Warrant as required pursuant to the terms hereof.

(f) FAST Compliance. While any Warrants remain outstanding, the Company shall maintain a transfer agent that participates in FAST.

6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

(a) The obligation of the Company hereunder to issue and sell the Tranche 1 Notes and the Tranche 1 Warrants to the Buyer at the Tranche 1 Closing is subject to the satisfaction, at or before the Tranche 1 Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i) The Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

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(ii) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Tranche 1 Note and the Tranche 1 Warrants by wire transfer of immediately available funds in accordance with the Initial Flow of Funds Letter.

(iii) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Tranche 1 Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Tranche 1 Closing Date.

(b) The obligation of the Company hereunder to issue and sell the Tranche 2 Notes and the Tranche 2 Warrants to the Buyer at the Tranche 2 Closing is subject to the satisfaction, at or before the Tranche 2 Closing Date of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i) The Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Tranche 2 Note and the Tranche 2 Warrants by wire transfer of immediately available funds in accordance with the Tranche 2 Flow of Funds Letter.

(iii) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Tranche 2 Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Tranche 2 Closing Date.

(c) The obligation of the Company hereunder to issue and sell Additional Notes and corresponding Additional Warrants to the Buyer at an Additional Closing is subject to the satisfaction, at or before such Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i) The Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

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(ii) The quotient of (i) the sum of the VWAP of the Ordinary Shares over the thirty (30) consecutive Trading Day period immediately preceding such Additional Closing Notice Date, divided by (ii) thirty (30) shall exceed $2.00 per Ordinary Share (the “Additional Note Price Threshold”), appropriately adjusted for any stock splits, stock dividends, recapitalizations, or other similar transactions during such measuring period; provided that, notwithstanding anything herein to the contrary, if the Company, at any time, combines (by any reverse stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Additional Note Price Threshold shall not be proportionately increased or otherwise adjusted.

(iii) The average daily reported volume of trading in the Ordinary Shares on the Principal Market for the thirty (30) consecutive Trading Days preceding the Additional Closing Notice Date shall exceed 200,000 Ordinary Shares, appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during any such measuring period, whether forward or reverse.

(iv) Since the Execution Date, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(v) Since the Execution Date, no Event of Default (as defined in the Notes) shall have occurred.

(vi) The Buyer shall have delivered to the Company the Purchase Price for the Additional Note being purchased by the Buyer at such Additional Closing by wire transfer of immediately available funds in accordance with the Additional Flow of Funds Letter.

(vii) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of such Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to such Additional Closing Date.

7.	CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of the Buyer hereunder to purchase the Tranche 1 Note and the Tranche 1 Warrants at the Tranche 1 Closing is subject to the satisfaction, at or before the Tranche 1 Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each Subsidiary (as the case may be) shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer (A) the Tranche 1 Note and (B) the Tranche 1 Warrant, in each case, as being purchased by the Buyer at the Tranche 1 Closing pursuant to this Agreement.

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(ii) The Buyer shall have received the opinion of Sichenzia Ross Ference Carmel LLP, the Company’s counsel, dated as of the Tranche 1 Closing Date, in the form acceptable to the Buyer.

(iii) The Company shall have delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to the Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(iv) The Company shall have delivered to the Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Tranche 1 Closing Date.

(v) The Company shall have delivered to the Buyer a certificate evidencing the Company’s and each Subsidiary’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business and is required to so qualify, as of a date within ten (10) days of the Tranche 1 Closing Date.

(vi) The Company shall have delivered to the Buyer a certified copy of the Memorandum and Articles of Association as certified by the British Virgin Islands Financial Services Commission within ten (10) days of the Tranche 1 Closing Date.

(vii) Each Subsidiary shall have delivered to the Buyer a certified copy of its organizational charter (or such equivalent organizational document) as certified by the Secretary of State (or comparable office) of such Subsidiary’s jurisdiction of incorporation within ten (10) days of the Tranche 1 Closing Date.

(viii) The Company and each Subsidiary shall have delivered to the Buyer a certificate, in the form acceptable to the Buyer, executed by the Chief Executive Officer of the Company and each Subsidiary and dated as of the Tranche 1 Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s and each Subsidiary’s board of directors in a form reasonably acceptable to the Buyer, (ii) the Memorandum and Articles of Association of the Company and the organizational documents of each Subsidiary and (iii) if applicable, the bylaws of each Subsidiary, each as in effect at the Tranche 1 Closing.

(ix) Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the Tranche 1 Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Tranche 1 Closing Date.

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The Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Tranche 1 Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form acceptable to the Buyer.

(x) The Company shall have delivered to the Buyer a share register extracted from Company’s transfer agent portal certifying the number of Ordinary Shares outstanding on the Tranche 1 Closing Date immediately prior to the Tranche 1 Closing.

(xi) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Tranche 1 Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Tranche 1 Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(xii) The Company shall have obtained all governmental, regulatory, or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(xiii) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(xiv) Since the Execution Date, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xv) If required, the Company shall have filed a listing of additional shares notification with the Principal Market to list the Tranche 1 Conversion Shares and the Tranche 1 Warrant Shares.

(xvi) The Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of the Buyer and the wire transfer instructions of the Company (the “Tranche 1 Flow of Funds Letter”).

(xvii) (A) The Base Registration Statement, and any amendment or supplement thereto, shall remain effective for the offering and sale of the Underlying Securities, (B) the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Base Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Base Registration Statement, either temporarily or permanently, or intends or has threatened to do so, (C) no other suspension of the use of, or withdrawal of the effectiveness of, such Base Registration Statement, the Prospectus or the Prospectus Supplement shall exist, and (D) the Investor shall not have received any notice from the Company that the Prospectus, Prospectus Supplement and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

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(xviii) The Company and its Subsidiaries shall have delivered to the Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

(b) The obligation of the Buyer hereunder to purchase the Tranche 2 Note and the Tranche 2 Warrants at the Tranche 2 Closing is subject to the satisfaction, at or before the Tranche 2 Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each Subsidiary (as the case may be) shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer (A) the Tranche 2 Note and (B) the Tranche 2 Warrant, in each case, as being purchased by the Buyer at the Tranche 2 Closing pursuant to this Agreement.

(ii) The Buyer shall have received the opinion of Sichenzia Ross Ference Carmel LLP, the Company’s counsel, dated as of the Tranche 2 Closing Date, in the form acceptable to the Buyer.

(iii) The Company shall have delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to the Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(iv) The Company shall have delivered to the Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Tranche 2 Closing Date.

(v) The Company shall have delivered to the Buyer a certificate evidencing the Company’s and each Subsidiary’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business and is required to so qualify, as of a date within ten (10) days of the Tranche 2 Closing Date.

(vi) The Company shall have delivered to the Buyer a certified copy of the Memorandum and Articles of Association as certified by the British Virgin Islands Financial Services Commission within ten (10) days of the Tranche 2 Closing Date.

(vii) Each Subsidiary shall have delivered to the Buyer a certified copy of its organizational charter (or such equivalent organizational document) as certified by the Secretary of State (or comparable office) of such Subsidiary’s jurisdiction of incorporation within ten (10) days of the Tranche 2 Closing Date.

(viii) The Company and each Subsidiary shall have delivered to the Buyer a certificate, in the form acceptable to the Buyer, executed by the Chief Executive Officer of the Company and each Subsidiary and dated as of the Tranche 2 Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s and each Subsidiary’s board of directors in a form reasonably acceptable to the Buyer, (ii) the Memorandum and Articles of Association of the Company and the organizational documents of each Subsidiary and (iii) if applicable, the bylaws of each Subsidiary, each as in effect at the Tranche 2 Closing.

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(ix) Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the Tranche 2 Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Tranche 2 Closing Date. The Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Tranche 2 Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form acceptable to the Buyer.

(x) The Company shall have delivered to the Buyer a share register extracted from Company’s transfer agent portal certifying the number of Ordinary Shares outstanding on the Tranche 2 Closing Date immediately prior to the Tranche 2 Closing.

(xi) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Tranche 2 Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Tranche 2 Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(xii) The Company shall have obtained all governmental, regulatory, or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(xiii) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(xiv) Since the Execution Date, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xv) Since the Execution Date, no Event of Default (as defined in the Notes) shall have occurred.

(xvi) If required, the Company shall have filed a listing of additional shares notification with the Principal Market to list the Tranche 2 Conversion Shares and the Tranche 2 Warrant Shares.

(xvii) The Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of the Buyer and the wire transfer instructions of the Company (the “Tranche 2 Flow of Funds Letter”).

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(xviii) (A) The Base Registration Statement, and any amendment or supplement thereto, shall remain effective for the offering and sale of the Underlying Securities, (B) the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Base Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Base Registration Statement, either temporarily or permanently, or intends or has threatened to do so, (C) no other suspension of the use of, or withdrawal of the effectiveness of, such Base Registration Statement, the Prospectus or the Prospectus Supplement shall exist, and (D) the Investor shall not have received any notice from the Company that the Prospectus, Prospectus Supplement and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

(xix) The Company and its Subsidiaries shall have delivered to the Buyer such other documents, instruments, or certificates relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

(c) The obligation of the Buyer hereunder to purchase an Additional Note and corresponding Additional Warrants at the applicable Additional Closing is subject to the satisfaction, at or before such Additional Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each Subsidiary (as the case may be) shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer an Additional Note in the Additional Note Amount and the corresponding Additional Warrants as being purchased by the Buyer at such Additional Closing pursuant to this Agreement.

(ii) The Buyer shall have received the opinion of Sichenzia Ross Ference Carmel LLP, the Company’s counsel, dated as of such Additional Closing Date, in the form acceptable to the Buyer.

(iii) The Company shall have delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to the Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(iv) The Company shall have delivered to the Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of such Additional Closing Date.

(v) The Company shall have delivered to the Buyer a certificate evidencing the Company’s and each Subsidiary’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business and is required to so qualify, as of a date within ten (10) days of such Additional Closing Date.

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(vi) The Company shall have delivered to the Buyer a certified copy of the Memorandum and Articles of Association as certified by the British Virgin Islands Financial Services Commission within ten (10) days of such Additional Closing Date.

(vii) Each Subsidiary shall have delivered to the Buyer a certified copy of its organizational charter (or such equivalent organizational document) as certified by the Secretary of State (or comparable office) of such Subsidiary’s jurisdiction of incorporation within ten (10) days of such Additional Closing Date.

(viii) The Company and each Subsidiary shall have delivered to the Buyer a certificate, in the form acceptable to the Buyer, executed by the Chief Executive Officer of the Company and each Subsidiary and dated as of such Additional Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s and each Subsidiary’s board of directors in a form reasonably acceptable to the Buyer, (ii) the Memorandum and Articles of Association of the Company and the organizational documents of each Subsidiary, and (iii) if applicable, the bylaws of each Subsidiary, each as in effect at such Additional Closing.

(ix) Each and every representation and warranty of the Company shall be true and correct as of the date when made and as of such Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to such Additional Closing Date. The Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of such Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form acceptable to the Buyer.

(x) The Company shall have delivered to the Buyer a share register extracted from Company’s transfer agent portal certifying the number of Ordinary Shares outstanding on such Additional Closing Date immediately prior to the Additional Closing.

(xi) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of such Additional Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of such Additional Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(xii) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(xiii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

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(xiv) Since the Execution Date no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect.

(xv) Since the Execution Date, no Event of Default (as defined in the Notes) shall have occurred.

(xvi) If required, the Company shall have filed a listing of additional shares notification with the Principal Market to list the Additional Conversion Shares and the Additional Warrant Shares underlying the Additional Note and Additional Warrant being purchased.

(xvii) The Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of the Buyer and the wire transfer instructions of the Company (each, a “Additional Flow of Funds Letter” and together with the Additional Flow of Funds Letter, each, a “Flow of Funds Letter”).

(xviii) Either the Registration Date shall have occurred, or (A) The Base Registration Statement, and any amendment or supplement thereto, shall remain effective for the offering and sale of the Underlying Securities, (B) the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Base Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Base Registration Statement, either temporarily or permanently, or intends or has threatened to do so, (C) no other suspension of the use of, or withdrawal of the effectiveness of, such Base Registration Statement, the Prospectus or the Prospectus Supplement shall exist, and (D) the Investor shall not have received any notice from the Company that the Prospectus, Prospectus Supplement and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

(xix) The Company and its Subsidiaries shall have delivered to the Buyer such other documents, instruments, or certificates relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

8.	TERMINATION.

If the Tranche 1 Closing or the Tranche 2 Closing shall not have occurred with respect to the Buyer within ten (10) Business Days of the date Tranche 1 Closing Date or Tranche 2 Closing Date, as applicable, then the Buyer shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability of the Buyer to any other party; provided, however, (i) the right to terminate this Agreement under this Section 8 shall not be available to the Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of the Buyer’s breach of this Agreement, and (ii) the abandonment of the sale and purchase of the Notes and the Warrants shall be applicable only to the Buyer providing such written notice, provided further that no such termination shall affect any obligation of the Company under this Agreement to reimburse the Buyer for the expenses described in Section 4(g) above. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

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9.	MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement, and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party agrees that all legal proceedings concerning the interpretations, enforcement, and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware. The Company hereby irrevocably submits to the exclusive jurisdiction the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action, or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Buyer or to enforce a judgment or other court ruling in favor of the Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(b) Counterparts. The Transaction Documents may be executed in multiple counterparts, each of which may be executed by less than all of the Parties, all of which together will constitute one instrument, will be deemed to be an original, and will be enforceable against the Parties. The Transaction Documents may be delivered to the other Party hereto by email of a copy of the Transaction Documents bearing the signature of the Party so delivering the Transaction Documents. The Parties agree that this Agreement shall be considered signed when the signature of a Party is delivered by .PDF, DocuSign or other generally accepted electronic signature. Such .PDF, DocuSign, or other generally accepted electronic signature shall be treated in all respects as having the same effect as an original signature.

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(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include any gender and the singular and plural forms thereof. The terms “including,” “includes,” “include,” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof,” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company or any of its Subsidiaries (as the case may be), or payable to or received by the Buyer, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to the Buyer, or collection by the Buyer pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of the Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of the Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to the Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by the Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

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(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyer, the Company, its Subsidiaries, their affiliates, and Persons acting on their behalf, including, without limitation, any transactions by the Buyer with respect to Ordinary Shares or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements the Buyer has entered into with, or any instruments the Buyer has received from, the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by the Buyer in the Company, or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to the Buyer or any other Person, in any agreement entered into prior to the date hereof between or among the Company or any of its Subsidiaries and the Buyer, or any instruments the Buyer received from the Company or any of its Subsidiaries prior to the date hereof, and all such agreements and instruments shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor the Buyer makes any representation, warranty, covenant. or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on the Buyer without the Buyer’s prior written consent (which may be granted or withheld in the Buyer’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on the Buyer without the Buyer’s prior written consent (which may be granted or withheld in the Buyer’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, all holders of the Notes or all holders of the Warrants (as the case may be). From the date hereof and while any Notes or Warrants are outstanding, the Company shall not be permitted to receive any consideration from the Buyer or a holder of Notes or Warrants that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat the Buyer or holder of Notes or Warrants in a manner that is more favorable than to other similarly situated holders of Notes or Warrants, or (ii) to treat the Buyer or holder(s) of Notes or Warrants in a manner that is less favorable than the Buyer or holder of Notes or Warrants that is paying such consideration. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, the Buyer has not made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. As a material inducement for the Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by the Buyer, any of its advisors or any of its representatives shall affect the Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document, and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect the Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document. “Required Holders” means (I) prior to the Tranche 1 Closing Date, the Buyer entitled to purchase Notes at the Tranche 1 Closing, and (II) on or after the Tranche 2 Closing Date, the holders of at least a majority of the outstanding aggregate principal amount of Notes issued hereunder.

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(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient), or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be as follows:

If to the Company:

VCI Global Limited

With a copy (for informational purposes only) to:

Sichenzia Ross Ference Carmel LLP

If to the Transfer Agent:

VStock Transfer, LLC

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If to the Buyer:

Alumni Capital LP

with a copy (for informational purposes only) to:

Glaser Weil Fink Howard Jordan & Shapiro LLP

or to such other mailing address or e-mail address or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail, or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii), or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Notes and Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including, without limitation, by way of a Fundamental Transaction (as defined in the Warrants) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants) or a Fundamental Transaction (as defined in the Notes) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes). The Buyer may assign some or all of its rights hereunder in connection with any transfer of any of its Securities without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).

(i) Survival. The representations, warranties, agreements, and covenants shall survive each Closing.

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(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification. In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify, and hold harmless the Buyer and each holder of any Securities and all of their shareholders, partners, members, officers, directors, employees, and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in any of the Transaction Documents, (ii) any breach of any covenant, agreement, or obligation of the Company or any Subsidiary contained in any of the Transaction Documents ,or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance, or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by the Buyer pursuant to Section 4(i), or (D) the status of the Buyer or holder of the Securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief); provided, however, that the foregoing indemnity shall not apply to the extent any Indemnified Liability arises out of or results from such Indemnitee’s fraud or willful misconduct. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Ordinary Shares and any other numbers in this Agreement that relate to the Ordinary Shares shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Ordinary Shares after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for the Buyer (or its broker or other financial representative) to effect short sales or similar transactions in the future.

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(m) Remedies. The Buyer and in the event of assignment by the Buyer of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary’s (as the case may be) obligations under the Transaction Documents, any remedy at law would inadequate relief to the Buyer. The Company therefore agrees that the Buyer shall be entitled to specific performance or temporary, preliminary, and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(n) Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand, or option under a Transaction Document and the Company or any Subsidiary does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or such Subsidiary (as the case may be), any relevant notice, demand, or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to the Buyer hereunder or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by, or are required to be refunded, repaid, or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state, or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

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(p)	Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against the Company in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(1) the date actual payment of the amount due, in the case of any proceeding in the courts of Delaware or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(ii) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

[signature pages follow]

45

IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

VCI Global Limited

By:	/s/ Victor Hoo
Name:	Victor Hoo
Title:	Chief Executive Officer

[Signature Page – Securities Purchase Agreement]

BUYER:

Alumni Capital LP

By:	Alumni Capital GP LLC

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	General Manager

[Signature Page – Securities Purchase Agreement]

VCI Global Limited Disclosure Schedules

The following constitute the Disclosure Schedules (the “Disclosure Schedules”) referred to in the Securities Purchase Agreement dated as of August 13, 2025 (the “Agreement”) by and among VCI Global Limited, a British Virgin Islands business company (“Company”), and Alumni Capital LP, a Delaware limited partnership (the “Purchaser”).

All capitalized terms used but not defined herein shall have the meanings respectively ascribed to them in the Agreement, unless otherwise provided. Headings have been inserted in these Schedules for convenience of reference only.

The contents of all documents and items referred to in these Schedules are incorporated by reference in these Schedules as though fully set forth herein. Any description of a document contained in these Schedules is provided for convenience purposes only. Only the entire content of such documents shall be deemed accurate and exhaustive.

Schedule 3(a)

Subsidiaries

1. VCI Global Brands Limited

2. VCI Global Brands Sdn Bhd

3. V Capital Kronos Berhad

4. Accuventures Sdn Bhd

5. Credilab Sdn Bhd

6. AB Management Consultancy Services Sdn Bhd

7. V Capital Quantum Sdn Bhd

8. VCI Global (Singapore) Pte Ltd

9. V Capital Real Estate Limited

10. V Capital Real Estate Sdn Bhd

11. V Gallant Sdn Bhd

12. AiSecure Limited

13. Cyclone Security Sdn Bhd

14. VCI Robotics Sdn Bhd

15. VC Ai Sdn Bhd

16. Generative AI Sdn Bhd

17. V Galactech Sdn Bhd

18. VCI Energy Limited

19. VCI Energy Sdn Bhd

Schedule 3(k)

SEC Documents

1. Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 13, 2025

Schedule 4(d)

Use of Proceeds

None.

Schedule 4(r)

Redemptions and Cash Dividends

None.

EXHIBIT A

FORM OF TRANCHE 1 NOTE

[Attached.]

CONVERTIBLE PROMISSORY NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), [NAME], A REPRESENTATIVE OF THE COMPANY HEREOF WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). [NAME] MAY BE REACHED AT TELEPHONE NUMBER

xxx-xxx-xxxx.

VCI GLOBAL LIMITED

CONVERTIBLE PROMISSORY NOTE

Issuance Date: [●]	Original Principal Amount: U.S.
$[●]

FOR VALUE RECEIVED, VCI Global Limited, a British Virgin Islands business company (the “Company”), hereby promises to pay to the order of Alumni Capital LP, a Delaware limited partnership, or its registered assigns (“Holder”) the Outstanding Principal Value of the amount set forth above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date, on any Installment Date, if any, with respect to the Installment Amount due on such Installment Date (each as defined below), or upon acceleration, redemption, or otherwise (in each case in accordance with the terms hereof) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Promissory Note (including all Convertible Promissory Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Convertible Promissory Notes (collectively, the “Notes”, and such other Convertible Promissory Notes, the “Other Notes”) issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of August 13, 2025 (the “Subscription Date”), by and among the Company and the investor (the “Buyer”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”). Certain capitalized terms used herein are defined in Section 32.

1. PAYMENTS OF PRINCIPAL. On each Installment Date, if any, the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing the Outstanding Value of this Note as of the Maturity Date. The Company may prepay any portion of the Outstanding Principal Value, accrued and unpaid Default Interest, or accrued and unpaid Late Charges on the Outstanding Principal Value and Default Interest, if any, on the terms and conditions set forth in this Note. Notwithstanding anything herein to the contrary, with respect to any conversion or redemption hereunder, as applicable, the Company shall convert or redeem, as applicable, first, all accrued and unpaid Late Charges on any Outstanding Principal Value and Default Interest hereunder and under any Other Notes held by the Holder and all other amounts owed to the Holder under any other Transaction Document, second, all accrued and unpaid Default Interest hereunder and under any Other Notes held by such Holder, third, all other amounts (other than the Outstanding Principal Value) outstanding under any Other Notes held by such Holder and, fourth, the Outstanding Principal Value hereunder and under any Other Notes held by such Holder, in each case, allocated pro rata among this Note and such Other Notes held by such Holder.DEFAULT INTEREST. From and after the occurrence and during the continuance of any Event of Default, Default Interest on this Note shall accrue at the Default Interest Rate and be payable by way of inclusion of the Default Interest in the Conversion Amount on each Conversion Date in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 12(b) or any required payment upon any Bankruptcy Event of Default. If such Event of Default is subsequently cured or waived in writing by the Holder (and no other Event of Default then exists) Default Interest shall cease to accrue as of the calendar day immediately following the date of such cure or waiver; provided that the Default Interest as calculated and unpaid during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default, unless waived by the Holder. Default Interest on this Note shall be computed on the Outstanding Principal Value of this Note on the basis of a 360- day year and twelve 30-day months and shall be payable in arrears on the Maturity Date.

3. CONVERSION OF NOTES. At any time after the Initial Convertibility Date, this Note shall be convertible into validly issued, fully paid and non-assessable Ordinary Shares (as defined below) (the “Conversion Shares”), on the terms and conditions set forth in this Section 3.Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid, and non-assessable Ordinary Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Ordinary Share upon any conversion. If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Company’s transfer agent (the “Transfer Agent”)) that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (A) the portion of the Outstanding Principal Value of this Note to be converted, redeemed, or otherwise with respect to which this determination is being made, (B) accrued and unpaid Default Interest with respect to such Outstanding Principal Value of this Note, if any, (C) accrued and unpaid Late Charges with respect to such Outstanding Principal Value of this Note and Default Interest, if any, and (D) any other unpaid amounts pursuant to the Transaction Documents, if any.

(ii) “Conversion Price” means, as of any Conversion Date, the greater of (A) the Floor Price and (B) the lower of (I) the quotient of (x) $50,000,000, divided by (y) the number of Ordinary Shares outstanding immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (treating for this purpose as outstanding all Ordinary Shares issuable upon exercise of Options outstanding immediately preceding the delivery or deemed delivery of the applicable Conversion Notice or upon conversion or exchange of Convertible Securities (including the Notes) outstanding (assuming exercise of any outstanding Options therefor) immediately preceding the delivery or deemed delivery of the applicable Conversion Notice), and (II) ninety percent (90%) of the lowest VWAP of the Ordinary Shares during the ten (10) consecutive Trading Days immediately preceding the delivery or deemed delivery of the applicable Conversion Notice. All such determinations shall be appropriately adjusted as provided in this Note.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into Ordinary Shares on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iii), within two (2) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 19(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice and representation as to whether such Ordinary Shares may then be resold pursuant to Rule 144 or an effective and available registration statement (each, an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule, or regulation for the settlement of a trade initiated on the applicable Conversion Date of such Ordinary Shares issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the Outstanding Principal Value of this Note is greater than the Outstanding Principal Value portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 19(d)) representing the Outstanding Principal Value of this Note not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the Outstanding Principal Value of this Note converted shall be deducted from the Installment Amount(s) relating to the Installment Date(s) as set forth in the applicable Conversion Notice. Notwithstanding anything to the contrary contained in this Note or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended Ordinary Shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.

(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason other than Force Majeure Events, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Ordinary Shares to which the Holder is entitled and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) or (II) if the Registration Statement covering the resale of the Ordinary Shares that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to use commercially reasonable efforts to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Ordinary Shares electronically without any restrictive legend by crediting such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, provided such failure involves Ordinary Shares having an aggregate value of at least $10,000 based on the Closing Sale Price on the applicable Share Delivery Deadline, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder monthly an amount equal to 2% per month of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) any trading price of the Ordinary Shares selected by the Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline, provided that the total amount of all such payments shall not exceed 10% of the aggregate value of the Ordinary Shares subject to such Conversion Failure, and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if, on or prior to the Share Delivery Deadline, either (A) if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline the Holder acquires (in an open market transaction, stock loan, or otherwise) Ordinary Shares corresponding to all or any portion of the number of Ordinary Shares issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s request and in the Holder’s discretion, either (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the Ordinary Shares so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Ordinary Shares) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such Ordinary Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Ordinary Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Ordinary Shares multiplied by (y) the lowest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Ordinary Shares (or to electronically deliver such Ordinary Shares) upon the conversion of this Note as required pursuant to the terms hereof.

(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”). The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Outstanding Principal Value hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred, or sold, in whole or in part, only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer, or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19, provided that if the Company does not so record an assignment, transfer, or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer, or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)), or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Outstanding Principal Value, Default Interest, and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Outstanding Principal Value, Default Interest, and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(iv) Pro Rata Conversion; Disputes. If the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Ordinary Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 24. If a Conversion Notice delivered to the Company would result in a breach of Section 3(d) below, and the Holder does not elect in writing to withdraw, in whole, such Conversion Notice, the Company shall hold such Conversion Notice in abeyance until such time as such Conversion Notice may be satisfied without violating Section 3(d) below (with such calculations thereunder made as of the date such Conversion Notice was initially delivered to the Company).

(d) Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d)(i). For purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding Ordinary Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company, or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written (which may be an e-mail) or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. If the issuance of Ordinary Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d)(i) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Note.

(e) Right of Alternate Conversion Upon an Event of Default.

(i) General. Subject to Section 3(d), at any time during an Event of Default Redemption Right Period (as defined below) with respect to an Alternate Conversion Event of Default (regardless of whether such Event of Default has been cured, or if the Company has delivered an Event of Default Notice to the Holder or if the Holder has delivered an Event of Default Redemption Notice to the Company or otherwise notified the Company that an Event of Default has occurred), the Holder may, at the Holder’s option, convert (each, an “Alternate Conversion”, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, each, an “Alternate Conversion Amount”) into Ordinary Shares at the Alternate Conversion Price.

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3(c) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 3(d)(i) of this Note that the Holder is electing to use the Alternate Conversion Price for such conversion. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers Ordinary Shares representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into Ordinary Shares pursuant to Section 3(c) without regard to this Section 3(e).

4.	RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x), and (xi) shall constitute a “Bankruptcy Event of Default”:

(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five (5) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement);

(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement)) , provided that no Event of Default shall be deemed to occur under this clause if the Holder is then eligible to sell all Registrable Securities pursuant to Rule 144 without restriction (including, without limitation, volume or manner of sale restriction) and without the need for current public information (including, without limitation, public information required by Rule 144(c)(1) or Rule 144(i)(2), if applicable);

(iii) the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the Ordinary Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of Ordinary Shares within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into Ordinary Shares that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for Ordinary Shares in accordance with the provisions of the Warrants;

(v) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Outstanding Value of this Note or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate, or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Default Interest and Late Charges when and as due, in which case only if such failure remains uncured for a period of at least five (5) Trading Days;

(vi) the Company fails to remove any restrictive legend on any certificate or any Ordinary Shares issued to the Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by the Holder under the Securities Purchase Agreement (including this Note) as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) Trading Days;

(vii) the occurrence of any default (after the expiration of any applicable cure period) under, redemption of or acceleration prior to maturity of at least an aggregate of $500,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(viii) bankruptcy, insolvency, reorganization, or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(ix) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment, or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state, or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state, or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(x) the entry by a court of (i) a decree, order, judgment, or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization, or other similar law or (ii) a decree, order, judgment, or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment, or composition of or in respect of the Company or any Subsidiary under any applicable federal, state, or foreign law or (iii) a decree, order, judgment, or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment, or other similar document or any such other decree, order, judgment, or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(xi) a final judgment or judgments for the payment of money aggregating in excess of $2,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled, or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $2,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xii) the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, any payment with respect to any Indebtedness in excess of $2,000,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with IFRS) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $2,000,000, which failure to pay, breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

(xiii) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a representation, warranty, covenant, or other term or condition that is curable, only if such breach remains uncured for a period of thirty (30) days;

(xiv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Event of Default has occurred;

(xv) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15 of this Note, except, in the case of a provision that is curable, only if such breach or failure remains uncured for a period of thirty (30) days;

(xvi) any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs;

(xvii) any material litigation is filed, directly or indirectly, by the chairman, the chief financial officer and/or the chief executive officer against the Company or any of its Subsidiaries or any affiliate, agent, officer, director or employee thereof;

(xviii) any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document;

(xix) if any Current Public Information Failure (as defined in the Registration Rights Agreement) occurs (other than during any Allowable Grace Period (as defined in the Registration Rights Agreement));

(xx) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes; or

(xxi) the voluntary delisting of the Ordinary Shares from the Principal Market by the Company.

(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of the occurrence of an Event of Default (such earlier date, the “Event of Default Right Commencement Date”) and ending (such ending date, the “Event of Default Right Expiration Date”, and each such period, an “Event of Default Redemption Right Period”) on the twentieth (20th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the Conversion Amount to be redeemed and (ii) the product of (X) the Conversion Rate (using the Alternate Conversion Price then in effect) with respect to the Conversion Amount to be redeemed multiplied by (Y) the greatest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b), provided that the Event of Default Redemption Price shall not exceed 115% of the Conversion Amount (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this 3(d)(i), but subject to Section 3(d), until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to the terms of this Note. In the event of a partial redemption of this Note pursuant hereto, the Outstanding Principal Value of this Note redeemed shall be deducted from the Installment Amount(s) relating to the applicable Installment Date(s) as set forth in the Event of Default Redemption Notice. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing the Outstanding Value of this Note, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

5.	RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the Ordinary Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 18, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

(b) Notices of a Change of Control; Redemption Right. No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on twenty (20) Trading Days after the later of (A) the date of consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Alternate Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Ordinary Share to be paid to the holders of the Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to stockholders in connection with such Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to Section 3. In the event of a partial redemption of this Note pursuant hereto, the Outstanding Principal Value of this Note redeemed shall be deducted from the Installment Amount(s) relating to the applicable Installment Date(s) as set forth in the Change of Control Redemption Notice. In the event of the Company’s redemption of any portion of this Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

6.	RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 7 and 18 below, if at any time the Company grants, issues, or sells any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property pro rata to all or substantially all of the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance, or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue, or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date, or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued, or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, either (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note), or (ii) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7.	RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Floor Price upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date the Company grants, issues, or sells (or enters into any agreement to grant, issue, or sell), or in accordance with this Section 7(a) is deemed to have granted, issued, or sold, any Ordinary Shares (including the granting, issuance, or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities granted, issued, or sold or deemed to have been granted, issued, or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Floor Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Floor Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Floor Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Floor Price and the New Issuance Price under this Section 7(a)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants, issues, or sells (or enters into any agreement to grant, issue, or sell) any Options and the lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance, or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the “lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting, issuance, or sale of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one Ordinary Share upon the granting, issuance, or sale of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration (including, without limitation, consideration consisting of cash, debt forgiveness, assets, or any other property) received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Floor Price shall be made upon the actual issuance of such Ordinary Share or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such Ordinary Shares upon conversion, exercise, or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the “lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Ordinary Share upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise, or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one Ordinary Share upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable (including, without limitation, any consideration consisting of cash, debt forgiveness, assets, or other property) by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Floor Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise, or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Floor Price has been or is to be made pursuant to other provisions of this Section 7(a), except as contemplated below, no further adjustment of the Floor Price shall be made by reason of such issuance or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise, or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(b) below), the Floor Price in effect at the time of such increase or decrease shall be adjusted to the Floor Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued, or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Subscription Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(a) shall be made if such adjustment would result in an increase of the Floor Price then in effect.

(iv) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities”), together comprising one integrated transaction (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other, and/or (C) are consummated under the same plan of financing), the aggregate consideration per Ordinary Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per share for which one Ordinary Share was issued (or was deemed to be issued pursuant to Section 7(a)(i) or 7(a)(ii) above, as applicable) in such integrated transaction solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes Consideration Value, as applicable, of such Adjustment Right, if any, and (III) the fair market value (as determined by the Holder) of such Convertible Security, if any, in each case, as determined on a per share basis in accordance with this Section 7(a)(iv). If any Ordinary Shares, Options, or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, Options, or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, Options, or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options, or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options, or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options, or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(b) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. Without limiting any provision of Section 6, Section 7(a), or Section 16, if the Company, at any time on or after the Subscription Date, subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 6, Section 7(a), or Section 16, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 7(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(c) Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 7 or in the Securities Purchase Agreement, if the Company in any manner issues or sells or enters into any agreement to issue or sell (or with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date, has issued, sold, or entered into any agreement to issue or sell) any Ordinary Shares, Options, or Convertible Securities (any such securities, “Variable Price Securities”, and any such transaction, a “Variable Price Transaction”) regardless of whether securities have been sold pursuant to such agreement and whether such agreement has subsequently been terminated, prior to or after the Subscription Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends, and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail and overnight courier to the Holder on the date of such agreement and the issuance of such Ordinary Shares, Convertible Securities, or Options. From and after the date the Company enters into such agreement (or after the date hereof with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date) or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price, as calculated pursuant to the agreements governing such Variable Price Securities, for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversion of this Note.

(d) Stock Combination Event Adjustments. If, at any time and from time to time on or after the Subscription Date, there occurs any stock split, stock dividend, stock combination, recapitalization, or other similar transaction involving the Ordinary Shares (each, a “Stock Combination Event”, and such date thereof, the “Stock Combination Event Date”) and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 7(b) above), then on the sixteenth (16th) Trading Day immediately following such Stock Combination Event Date and thereafter, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Event Market Price for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Event Market Price rather than the Conversion Price then in effect. The Holder’s election to rely on the Event Market Price for a particular conversion of this Note shall not obligate the Holder to rely on the Event Market Price for any future conversion of this Note.

(e) Other Events. If the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 7(e) will increase the Conversion Price as otherwise determined pursuant to this Section 7, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(f) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

(g) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

8. INSTALLMENT REDEMPTION. If, at any time after the Initial Closing Date, there has been a Price Failure (the date on which such Price Failure occurs (whether or not occurring prior to the Issuance Date of this Note), an “Installment Trigger Date”), commencing on the initial Installment Date occurring thereafter, and on each subsequent Installment Date thereafter until there is a Price Recovery, the Company shall pay to the Holder of this Note the applicable Installment Amount due on such date by redeeming such Installment Amount in cash in accordance with this Section 8 (a “Installment Redemption”). If there is a Price Recovery after a Price Failure, the Company’s obligation to effect Installment Redemptions shall cease unless and until another Price Failure occurs. The Company shall redeem the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the applicable Installment Amount being redeemed hereunder.

9.	SUBSEQUENT PLACEMENT OPTIONAL REDEMPTION

(a) General. At any time from and after the earlier of (x) the date the Holder becomes aware of the occurrence of a Subsequent Placement (as defined in the Securities Purchase Agreement) (the “Holder Notice Date”) and (y) the time of consummation of a Subsequent Placement (in each case, other than with respect to Excluded Securities (as defined in the Securities Purchase Agreement)) (each, an “Eligible Subsequent Placement”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (each an “Subsequent Placement Optional Redemption”) all, or any portion, of the Conversion Amount under this Note not in excess of (together with any Subsequent Placement Optional Redemption Amount (as defined in the applicable other Note of the Holder) of any other Notes of the Holder) the Holder’s Holder Pro Rata Amount of [25]% of the gross proceeds of such Eligible Subsequent Placement (the “Eligible Subsequent Placement Optional Redemption Amount”) by delivering written notice thereof (an “Subsequent Placement Optional Redemption Notice”) to the Company. Notwithstanding the foregoing, if the Holder is participating in an Eligible Subsequent Placement, upon the written request of the Holder, the Company shall apply all, or any part, as set forth in such written request, of any amounts that would otherwise be payable to the Holder in such Subsequent Placement Optional Redemption, on a dollar-for-dollar basis, against the purchase price of the securities to be purchased by the Holder in such Eligible Subsequent Placement.

(b) Mechanics. Each Subsequent Placement Optional Redemption Notice shall indicate that all, or such applicable portion, as set forth in the applicable Subsequent Placement Optional Redemption Notice, of the Eligible Subsequent Placement Optional Redemption Amount the Holder is electing to have redeemed (the “Subsequent Placement Optional Redemption Amount”) and the date of such Subsequent Placement Optional Redemption (the “Subsequent Placement Optional Redemption Date”), which shall be the later of (x) the fifth (5th) Business Day after the date of the applicable Subsequent Placement Optional Redemption Notice and (y) the date of the consummation of such Eligible Subsequent Placement. The portion of the Outstanding Value of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash at a price equal to [100]% of the Subsequent Placement Optional Redemption Amount (the “Subsequent Placement Optional Redemption Price”). Redemptions required by this Section 9 shall be made in accordance with the provisions of Section 14.

10.	COMPANY OPTIONAL REDEMPTION

(a) At any time after the Issuance Date, the Company shall have the right to redeem, at its discretion, all or any portion of the Conversion Amount then remaining under this Note (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the Conversion Amount being redeemed as of the Company Optional Redemption Date. The Company may exercise its right to redeem under this Section 10 by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than ten (10) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 10 (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14. In the event of the Company’s redemption of any portion of this Note under this Section 10, the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Event of Default has occurred and continuing, but any Event of Default shall have no effect upon the Holder’s right to convert this Note in its discretion.

(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 10, then it must simultaneously take the same action with respect to all of the Other Notes.

11. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid, or seek to avoid, the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not establish a par value of any Ordinary Shares receivable upon conversion of this Note, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the conversion of this Note. Notwithstanding anything herein to the contrary, if after the ninety (90) calendar day anniversary of the Issuance Date, the Holder is not permitted to convert this Note in full for any reason (other than pursuant to restrictions set forth in Section 3(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such conversion into Ordinary Shares.

12.	[RESERVED.]

13.	REDEMPTIONS

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b)5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Subsequent Placement Optional Redemption Price to the Holder in cash on the applicable Subsequent Placement Optional Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the Outstanding Principal Value of this Note which has not been redeemed. If the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 14(b), if applicable) minus (2) the Outstanding Principal Value portion of the Conversion Amount submitted for redemption, and (z) the Conversion Price of this Note or such new Notes (as the case may be) shall be automatically adjusted with respect to each conversion effected thereafter by the Holder to the Alternate Conversion Price (it being understood and agreed that all such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period). The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b), Section 5(b), or Section 13 (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, default interest, , and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

14. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the BVI Business Companies Act) and as expressly provided in this Note.

15. COVENANTS. Until all of the Notes have been converted, redeemed, or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under this Note shall rank pari passu with all Other Notes.

(b) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay, or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions, or otherwise), all or any portion of any Indebtedness (other than the Notes) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment, as applicable, if at the time such payment with respect to such Indebtedness and/or Investment, as applicable, is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing, or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(c) Restriction on Redemption and Cash Dividends. Except as set forth on Schedule 4(r) to the Securities Purchase Agreement, the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase for cash any of its capital stock, or declare or pay any cash dividend or distribution on any of its capital stock.

(d) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey, or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances, and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice, and (ii) sales of inventory and product in the ordinary course of business.

(e) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(f) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights, and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(g) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(h) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(i) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent, and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated (but in no event including less than $1,000,000.00 of director and officer insurance).

(j) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer, or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an affiliate thereof.

(k) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes), or (ii) issue any other securities that would cause a breach or default under the Notes or the Warrants.

(l) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary, the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Guaranties (as defined in the Securities Purchase Agreement) as requested by the Required Holders.

(m) Stay, Extension, and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension, or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay, or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

(n) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees, or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation, or disposition thereof or upon their rents, receipts, or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

(o) PCAOB Registered Auditor. At all times any Notes remain outstanding, the Company shall have engaged an independent auditor to audit its financial statements that is registered with (and in compliance with the rules and regulations of) the Public Company Accounting Oversight Board.

(p) Independent Investigation. At the request of the Holder either (x) at any time when an Event of Default has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute an Event of Default, or (z) at any time the Holder reasonably believes (accompanied by supporting documentation or evidence that provides a reasonable basis for such belief) an Event of Default may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether any breach of this Note has occurred (the “Independent Investigator”). The Independent Investigator shall enter into a customary non-disclosure agreement with the Company and shall not disclose any information except as necessary to confirm the breach. In addition to that, access shall be limited to information reasonably related to the potential breach under investigation. If the Independent Investigator determines that such breach of this Note has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each holder of a Note of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices, and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports, and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances, and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees, and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

16. DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 6 or 7, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of Ordinary Shares, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock, or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement, or other similar transaction) (“Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

17. AMENDING THE TERMS OF THIS NOTE. The prior written consent of the Required Holders (as defined in the Securities Purchase Agreement) shall be required for any change, waiver, or amendment to this Note.

18. TRANSFER. This Note and any Ordinary Shares issued upon conversion of this Note may be offered, sold, assigned, or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(g) of the Securities Purchase Agreement.

19.	REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen, or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft, or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Default Interest and Late Charges on the Principal and Default Interest of this Note, from the Issuance Date.

20. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES, AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. Amounts set forth or provided for herein with respect to payments, conversion, and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary, and permanent injunctive or other equitable relief from any court of competent jurisdiction, in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

21. PAYMENT OF COLLECTION, ENFORCEMENT, AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note and/or any other Transaction Document or to enforce the provisions of this Note and/or any other Transaction Document, or (b) there occurs any bankruptcy, reorganization, receivership of the Company, or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement, or action or in connection with such bankruptcy, reorganization, receivership, or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note and/or any other Transaction Document, as applicable, shall be affected, or limited, by reason of the purchase price paid for this Note being less than the original Principal amount hereof.

22. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include every gender and the singular and plural forms thereof. The terms “including,” “includes,” “include,” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof,” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

23. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right, or privilege preclude other or further exercise thereof or of any other right, power, or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 23 shall permit any waiver of any provision of Section 3(d).

24.	DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, an Alternate Conversion Price, a Black Scholes Consideration Value, a VWAP, a fair market value, or the arithmetic calculation of a Conversion Rate or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Alternate Conversion Price, such Black Scholes Consideration Value, such VWAP, or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the fifth (5th) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company and the Investor may select an independent, reputable investment bank as mutually agreed upon to resolve such dispute. If the parties cannot agree upon such an investment bank within ten (10) Business Days of the date of the initial notice, the parties shall apply to the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware for the appointment of an arbitrator.

(ii) The Holder and the Company shall each deliver to such investment bank (or arbitrator) (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 24 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank (or arbitrator) with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank (or arbitrator) prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank (or arbitrator), neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank (or arbitrator) in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank (or arbitrator) to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank (or arbitrator) shall be borne by the losing party, and such investment bank’s (or arbitrator’s) resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 24 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 5701, et seq. of the Delaware Code Title 10) and that both the Company and the Holder are authorized to apply for an order to compel arbitration pursuant to Delaware Code Title 10 § 5703 in order to compel compliance with this Section 24, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Ordinary Shares occurred under Section 7(a), (B) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security, and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations, and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, and (iv) nothing in this Section 24 shall limit the Holder or the Company from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 24).

25.	NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment, and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property to holders of Ordinary Shares, or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution, or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a wire transfer of immediately available funds initiated on the account of the Company and sent to such Person using such wire transfer instructions as provided to the Company in writing (which wire instructions, in the case of the Buyer, shall initially be as set forth in the Securities Purchase Agreement). Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Outstanding Principal Value of this Note or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of [fifteen percent (15%)] per annum from the date such amount was due until the same is paid in full (“Late Charge”).

26. CANCELLATION. After all of the Outstanding Value of this Note and other amounts at any time owed on this Note or any other Transaction Documents have been paid in full or converted, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation, and shall not be reissued.

27. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest, and all other demands and notices in connection with the delivery, acceptance, performance, default, or enforcement of this Note and the Securities Purchase Agreement.

28. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, and performance of this Note shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 24 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the either party from bringing suit or taking other legal action in any other jurisdiction to enforce a judgment or other court ruling or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 24. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

29.	JUDGMENT CURRENCY.

(a) If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of Delaware or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

30. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be prohibited, invalid, or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity, or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid, or unenforceable provision(s).

31. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. If the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

32. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjusted Floor Price” means, as determined on each six month anniversary of the Issuance Date (each, an “Adjustment Date”), the lower of (i) the Floor Price then in effect and (ii) 20% of the “Minimum Price” (as defined in Rule 5635 of the Rule of the Principal Stock Market). All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination, or other similar transaction during any such measuring period.

(d) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 7) of Ordinary Shares (other than rights of the type described in Section 6(a)) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(e) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

(f) “Alternate Conversion Price” means, with respect to any Alternate Conversion, that price which shall be the greater of (i) the Floor Price and (ii) the lower of (A) ninety percent (90%) of the lowest VWAP of the Ordinary Shares during the twenty (20) consecutive Trading Days immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, and (B) the Ceiling Price. All such determinations shall be appropriately adjusted as provided in this Note.

(g) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Subscription Date pursuant to which Ordinary Shares and standard options to purchase Ordinary Shares may be issued to any employee, officer, or director for services provided to the Company in their capacity as such.

(h) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing, and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject, collectively, the Holder and all other Attribution Parties to the Maximum Percentage.

(i) “Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security, or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be).

(j) “Bloomberg” means Bloomberg, L.P.

(k) “Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non- essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(l) “Ceiling Price” means $1.20, subject to adjustment for stock splits, stock dividends, recapitalizations, or other similar events; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Ceiling Price shall not be proportionately increased or otherwise adjusted.

(m) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(n) “Change of Control Redemption Premium” means 115%.

(o) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during such period.

(p) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

(q) “Current Subsidiary” means any Person in which the Company on the Subscription Date, directly or indirectly, (i) owns or acquires at least a majority of the outstanding capital stock or holds any equity or similar interest of such Person having, by their terms, voting power to elect a majority of the board of directors or others performing similar functions for such Person, (ii) is a general partner or manager, or (iii) otherwise controls or operates all or substantially all of the business, operations, or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(r) “Default Interest Rate” means fifteen percent (15%) per annum, subject to adjustment in accordace with Section 2.

(s) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Principal Market.

(t) “Event Market Price” means, with respect to any Stock Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Ordinary Shares for each of the five (5) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Stock Combination Event Date, divided by (y) five (5).

(u) “Excluded Securities” means (i) Ordinary Shares or standard options to purchase Ordinary Shares issued to directors, officers, or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that (A) all such issuances (taking into account the Ordinary Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed 10% of the Ordinary Shares issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Buyer; (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects the Buyer (provided, that no security issued in a Variable Price Transaction shall be an Excluded Security pursuant to this clause (ii)); (iii) the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; provided, that the terms of the Notes are not amended, modified, or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), (iv) the Ordinary Shares issuable upon exercise of the Warrants; provided, that the terms of the Warrants are not amended, modified, or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), and (v) any Ordinary Shares issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers, licensing arrangements, and strategic partnerships, provided, that (x) the primary purpose of such issuance is not to raise capital, as reasonably determined by the Requisite Holders, and (y) the purchaser or acquirer or recipient of the securities in such issuance solely consists of either (I) the actual participants in such strategic or commercial alliance, strategic or commercial licensing arrangement or strategic or commercial partnership, (II) the actual owners of such assets or securities acquired in such acquisition or merger, or (III) the stockholders, partners, employees, consultants, officers, directors, or members of the foregoing Persons, in each case, which is, itself or through its subsidiaries, an operating company or an owner of an asset, in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, and (IV) the number or amount of securities issued to such Persons by the Company shall not be disproportionate to each such Person’s actual participation in (or fair market value of the contribution to) such strategic or commercial alliance or strategic or commercial partnership or ownership of such assets or securities to be acquired by the Company, as applicable. Notwithstanding the foregoing, no Variable Price Securities (including, without limitation, any equity line of credit or at-the-market offering, but excluding the Notes) shall be an Excluded Security hereunder.

(v) “Floor Price” means 20% of the “Minimum Price” (as defined in Rule 5635 of the Rule of the Principal Stock Market) on the Issuance Date, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events; provided that(a) if, on an Adjustment Date, the Floor Price then in effect is higher than the Adjusted Floor Price with respect to such Adjustment Date, on such Adjustment Date, the Floor Price shall automatically lower to such applicable Adjusted Floor Price, (b) the Company may lower the Floor Price at any time upon written notice to each Holder; provided, further, that any such reduction shall only be effective on any given date, if notice of such reduction is delivered by the Company to the Holder prior to 9:30 AM, New York City time on such given date (and any such notice delivered after 9:30 AM, New York City time on such given date, shall be effective at 9:30 AM, New York City time on the Trading Day immediately following such given date (unless otherwise agreed to in writing by the Holder and the Company, which may be an e-mail), and (c) if the floor price (each a “Trigger Floor Price”) with respect to any existing or future agreement or security of the Company relating to a Variable Price Transaction is adjusted to a level below the Floor Price then in effect, then the Floor Price shall be automatically adjusted downward only to such Trigger Floor Price.

(w) “Force Majeure Event” means any of the following events: (A) floods, fires, earthquakes, explosions, or other natural disasters; (B) wars, invasions, hostilities (whether war is declared or not), terrorist threats or acts, riots, or other civil unrest; (C) governmental authority, proclamations, orders, laws, actions, or requests; (D) embargoes or blockades in effect on or after the date of this Agreement; (E) epidemics, pandemics, or other national or regional public health states of emergency; or (F) strikes, labor stoppages or slowdowns, or other industrial disturbances.

(x) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, (ii) sell, assign, transfer, convey, or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender, or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization, reclassification, or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the date of this Note calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their Ordinary Shares without approval of the stockholders of the Company, or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(y) “GAAP” means United States generally accepted accounting principles, consistently applied.

(z) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(aa) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the original Principal amount of this Note on the Initial Closing Date and (ii) the denominator of which is the aggregate original principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Initial Closing Date.

(bb) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(cc) “Initial Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

(dd) “Initial Convertibility Date” shall mean the earlier of (i) the effective date of the Registration Statement (as defined in the Registration Rights Agreement), and (ii) the first Trading Day that is six (6) months after the Issuance Date.

(ee) “Installment Amount” means the sum of (i) (A) the Outstanding Principal Value of this Note as of the initial Installment Date, divided by (B) twelve (12), and (ii) the sum of any accrued and unpaid Default Interest as of such Installment Date under this Note, if any, and accrued and unpaid Late Charges, if any, under this Note as of such Installment Date. If the Holder shall sell or otherwise transfer any portion of this Note, the transferee shall be allocated a pro rata portion of the each unpaid Installment Amount hereunder.

(ff) “Installment Date” means the first Trading Day of the calendar month immediately following an Installment Trigger Date and thereafter, the first Trading Day of the calendar month immediately following the previous Installment Date until the earlier of (i) a Price Recovery, and (B) the Maturity Date.

(gg) “Intellectual Property Rights” means the rights to and/or licenses to use, as applicable, the trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets, and other intellectual property rights and all applications and registrations therefor used in the business of the Company and/or any of its Subsidiaries, as applicable.

(hh) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance, or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(ii) “Maturity Date” shall mean [●]1; provided, however, the Maturity Date may be extended (i) by the Company, through the date that is six months after the initial Maturity Date, provided the Company delivers notice of the extension to the Holder at least thirty (30) Business Days before [●]2, (ii) by the Holder in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default, or (iii) by the Holder, through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; and provided, further, that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

(jj) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires at least a majority of the outstanding capital stock or holds any equity or similar interest of such Person having, by their terms, voting power to elect a majority of the board of directors or others performing similar functions for such Person, (ii) is a general partner or manager, or (iii) otherwise controls or operates all or substantially all of the business, operations, or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

[1]	Insert date that is 12 months after the issuance date.

[2]	Insert date that is 12 months after the issuance date.

(kk) “Options” means any rights, warrants. or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(ll) “Ordinary Shares” means (i) the Company’s ordinary shares, no par value per share, and (ii) any capital stock into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(mm) “Outstanding Principal Value” as of any time of determination, means the outstanding Principal of this Note as of such time of determination.

(nn) “Outstanding Value” means, as of any time of determination, the sum of (i) the Outstanding Principal Value of this Note, (ii) accrued and unpaid Default Interest, and (iii) accrued and unpaid Late Charges (as defined in Section 25(c)) on such Outstanding Principal Value and Default Interest, in each case, as of such time of determination.

(oo) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(pp) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) Indebtedness set forth on Schedule 3(s) to the Securities Purchase Agreement, as in effect as of the Subscription Date, and (iii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens.

(qq) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed $250,000, (v) Liens incurred in connection with the extension, renewal, or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal, or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed, or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(xii).

(rr) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(ss) “Price Failure” means, with respect to a particular date of determination, the quotient of (i) the sum of the VWAP of the Ordinary Shares over any ten (10) consecutive Trading Day period, divided by (ii) ten (10) (the “10-Day VWAP”), is below the Floor Price then in effect. All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during any such measuring period; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Floor Price shall not be proportionately increased or otherwise adjusted.

(tt) “Price Recovery” means, with respect to a particular date of determination after a Price Failure occurs, the daily VWAP of the Ordinary Shares is above the Floor Price then in effect over any ten (10) consecutive Trading Day period. All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during any such measuring period; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Floor Price shall not be proportionately increased or otherwise adjusted.

(uu) “Principal Market” means the Nasdaq Capital Market.

(vv) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notice, the Installment Notices with respect to any Installment Redemption, the Subsequent Placement Optional Redemption Notices, and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(ww) “Redemption Prices” means, collectively, Event of Default Redemption Prices, the Change of Control Redemption Prices, the Company Optional Redemption Prices, the Subsequent Placement Optional Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(xx) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Initial Closing Date, by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the Warrants, as may be amended from time to time.

(yy) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(zz) “Securities Purchase Agreement” means that certain securities purchase agreement, dated as of the Subscription Date, by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as may be amended from time to time.

(aaa) “Subscription Date” means August [●], 2025.

(bbb) “Subject Entity” means any Person, Persons, or Group or any Affiliate or associate of any such Person, Persons, or Group.

(ccc) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

(ddd) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from, or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered.

(eee) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(fff) “VWAP” means, for any security as of any date, the dollar volume- weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VWAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume- weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization, or other similar transaction during such period.

(ggg) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

33. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. If the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 33 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.

34. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

VCI GLOBAL LIMITED

By:
Name:	[●]
Title:	[●]

[Signature Page – Convertible Promissory Note]

EXHIBIT I

VCI GLOBAL LIMITED CONVERSION NOTICE

Reference is made to the Convertible Promissory Note (the “Note”) issued to the undersigned by VCI Global Limited., a British Virgin Islands business company (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Ordinary Shares, no par value per share (the “Ordinary Shares”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Outstanding Principal Value of this Note to be converted:

Aggregate accrued and unpaid Default Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Outstanding Principal Value of this Note and such Aggregate Default Interest to be converted:

AGGREGATE CONVERSION AMOUNT

TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common

Stock to be issued:

☐ If this Conversion Notice is being delivered with respect to an Alternate Conversion, check here if Holder is electing to use the following Alternate Conversion Price:

Please issue the Ordinary Shares into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date:                            ,

Name of Registered Holder

By:
Name:
Title:

Tax ID:

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of Ordinary Shares [are][are not] eligible to be resold by the Holder either (i) pursuant to Rule 144 (subject to the Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement, and (c) hereby directs to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated               ,       , 20 from the Company and acknowledged and agreed to by                   .

VCI GLOBAL LIMITED

By:
Name:
Title:

EXHIBIT B

FORM OF TRANCHE 2 NOTE AND ADDITIONAL NOTES

[Attached.]

CONVERTIBLE PROMISSORY NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), [NAME], A REPRESENTATIVE OF THE COMPANY HEREOF WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). [NAME] MAY BE REACHED AT TELEPHONE NUMBER xxx-xxx-xxxx.

VCI GLOBAL LIMITED

CONVERTIBLE PROMISSORY NOTE

Issuance Date: [●]	Original Principal Amount: U.S.
$[●]

FOR VALUE RECEIVED, VCI Global Limited, a British Virgin Islands business company (the “Company”), hereby promises to pay to the order of Alumni Capital LP, a Delaware limited partnership, or its registered assigns (“Holder”) the Outstanding Principal Value of the amount set forth above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date, on any Installment Date, if any, with respect to the Installment Amount due on such Installment Date (each as defined below), or upon acceleration, redemption, or otherwise (in each case in accordance with the terms hereof) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Promissory Note (including all Convertible Promissory Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Convertible Promissory Notes (collectively, the “Notes”, and such other Convertible Promissory Notes, the “Other Notes”) issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of August 13 (the “Subscription Date”), by and among the Company and the investor (the “Buyer”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”). Certain capitalized terms used herein are defined in Section 32.

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1. PAYMENTS OF PRINCIPAL. On each Installment Date, if any, the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing the Outstanding Value of this Note as of the Maturity Date. The Company may prepay any portion of the Outstanding Principal Value, accrued and unpaid Default Interest, or accrued and unpaid Late Charges on the Outstanding Principal Value and Default Interest, if any, on the terms and conditions set forth in this Note. Notwithstanding anything herein to the contrary, with respect to any conversion or redemption hereunder, as applicable, the Company shall convert or redeem, as applicable, first, all accrued and unpaid Late Charges on any Outstanding Principal Value and Default Interest hereunder and under any Other Notes held by the Holder and all other amounts owed to the Holder under any other Transaction Document, second, all accrued and unpaid Default Interest hereunder and under any Other Notes held by such Holder, third, all other amounts (other than the Outstanding Principal Value) outstanding under any Other Notes held by such Holder and, fourth, the Outstanding Principal Value hereunder and under any Other Notes held by such Holder, in each case, allocated pro rata among this Note and such Other Notes held by such Holder.DEFAULT INTEREST. From and after the occurrence and during the continuance of any Event of Default, Default Interest on this Note shall accrue at the Default Interest Rate and be payable by way of inclusion of the Default Interest in the Conversion Amount on each Conversion Date in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 12(b) or any required payment upon any Bankruptcy Event of Default. If such Event of Default is subsequently cured or waived in writing by the Holder (and no other Event of Default then exists) Default Interest shall cease to accrue as of the calendar day immediately following the date of such cure or waiver; provided that the Default Interest as calculated and unpaid during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure or waiver of such Event of Default, unless waived by the Holder. Default Interest on this Note shall be computed on the Outstanding Principal Value of this Note on the basis of a 360- day year and twelve 30-day months and shall be payable in arrears on the Maturity Date.

3. CONVERSION OF NOTES. At any time after the Initial Convertibility Date, this Note shall be convertible into validly issued, fully paid and non-assessable Ordinary Shares (as defined below) (the “Conversion Shares”), on the terms and conditions set forth in this Section 3.Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid, and non-assessable Ordinary Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Ordinary Share upon any conversion. If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Company’s transfer agent (the “Transfer Agent”)) that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (A) the portion of the Outstanding Principal Value of this Note to be converted, redeemed, or otherwise with respect to which this determination is being made, (B) accrued and unpaid Default Interest with respect to such Outstanding Principal Value of this Note, if any, (C) accrued and unpaid Late Charges with respect to such Outstanding Principal Value of this Note and Default Interest, if any, and (D) any other unpaid amounts pursuant to the Transaction Documents, if any.

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(ii) “Conversion Price” means, as of any Conversion Date, the greater of (A) the Floor Price and (B) the lower of (I) the quotient of (x) $50,000,000, divided by (y) the number of Ordinary Shares outstanding immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (treating for this purpose as outstanding all Ordinary Shares issuable upon exercise of Options outstanding immediately preceding the delivery or deemed delivery of the applicable Conversion Notice or upon conversion or exchange of Convertible Securities (including the Notes) outstanding (assuming exercise of any outstanding Options therefor) immediately preceding the delivery or deemed delivery of the applicable Conversion Notice), and (II) ninety percent (90%) of the lowest VWAP of the Ordinary Shares during the ten (10) consecutive Trading Days immediately preceding the delivery or deemed delivery of the applicable Conversion Notice. All such determinations shall be appropriately adjusted as provided in this Note.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into Ordinary Shares on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iii), within two (2) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 19(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice and representation as to whether such Ordinary Shares may then be resold pursuant to Rule 144 or an effective and available registration statement (each, an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule, or regulation for the settlement of a trade initiated on the applicable Conversion Date of such Ordinary Shares issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the Outstanding Principal Value of this Note is greater than the Outstanding Principal Value portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 19(d)) representing the Outstanding Principal Value of this Note not converted. The Person or Persons entitled to receive the Ordinary Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the Outstanding Principal Value of this Note converted shall be deducted from the Installment Amount(s) relating to the Installment Date(s) as set forth in the applicable Conversion Notice. Notwithstanding anything to the contrary contained in this Note or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended Ordinary Shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.

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(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason other than Force Majeure Events, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Ordinary Shares to which the Holder is entitled and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) or (II) if the Registration Statement covering the resale of the Ordinary Shares that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to use commercially reasonable efforts to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Ordinary Shares electronically without any restrictive legend by crediting such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, provided such failure involves Ordinary Shares having an aggregate value of at least $10,000 based on the Closing Sale Price on the applicable Share Delivery Deadline, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder monthly an amount equal to 2% per month of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) any trading price of the Ordinary Shares selected by the Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline, provided that the total amount of all such payments shall not exceed 10% of the aggregate value of the Ordinary Shares subject to such Conversion Failure, and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if, on or prior to the Share Delivery Deadline, either (A) if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Ordinary Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline the Holder acquires (in an open market transaction, stock loan, or otherwise) Ordinary Shares corresponding to all or any portion of the number of Ordinary Shares issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s request and in the Holder’s discretion, either (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the Ordinary Shares so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Ordinary Shares) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such Ordinary Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Ordinary Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Ordinary Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Ordinary Shares multiplied by (y) the lowest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Ordinary Shares (or to electronically deliver such Ordinary Shares) upon the conversion of this Note as required pursuant to the terms hereof.

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(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”). The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Outstanding Principal Value hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred, or sold, in whole or in part, only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer, or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19, provided that if the Company does not so record an assignment, transfer, or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer, or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)), or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Outstanding Principal Value, Default Interest, and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Outstanding Principal Value, Default Interest, and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(iv) Pro Rata Conversion; Disputes. If the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Ordinary Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Ordinary Shares not in dispute and resolve such dispute in accordance with Section 24. If a Conversion Notice delivered to the Company would result in a breach of Section 3(d) below, and the Holder does not elect in writing to withdraw, in whole, such Conversion Notice, the Company shall hold such Conversion Notice in abeyance until such time as such Conversion Notice may be satisfied without violating Section 3(d) below (with such calculations thereunder made as of the date such Conversion Notice was initially delivered to the Company).

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(d) Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d)(i). For purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding Ordinary Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company, or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written (which may be an e-mail) or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. If the issuance of Ordinary Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d)(i) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Note.

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(e) Right of Alternate Conversion Upon an Event of Default.

(i) General. Subject to Section 3(d), at any time during an Event of Default Redemption Right Period (as defined below) with respect to an Alternate Conversion Event of Default (regardless of whether such Event of Default has been cured, or if the Company has delivered an Event of Default Notice to the Holder or if the Holder has delivered an Event of Default Redemption Notice to the Company or otherwise notified the Company that an Event of Default has occurred), the Holder may, at the Holder’s option, convert (each, an “Alternate Conversion”, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, each, an “Alternate Conversion Amount”) into Ordinary Shares at the Alternate Conversion Price.

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3(c) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 3(d)(i) of this Note that the Holder is electing to use the Alternate Conversion Price for such conversion. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers Ordinary Shares representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into Ordinary Shares pursuant to Section 3(c) without regard to this Section 3(e).

4.	RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x), and (xi) shall constitute a “Bankruptcy Event of Default”:

(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five (5) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement);

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(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement)) , provided that no Event of Default shall be deemed to occur under this clause if the Holder is then eligible to sell all Registrable Securities pursuant to Rule 144 without restriction (including, without limitation, volume or manner of sale restriction) and without the need for current public information (including, without limitation, public information required by Rule 144(c)(1) or Rule 144(i)(2), if applicable);

(iii) the suspension (or threatened suspension) from trading or the failure (or threatened failure) of the Ordinary Shares to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of Ordinary Shares within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into Ordinary Shares that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for Ordinary Shares in accordance with the provisions of the Warrants;

(v) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Outstanding Value of this Note or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate, or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Default Interest and Late Charges when and as due, in which case only if such failure remains uncured for a period of at least five (5) Trading Days;

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(vi) the Company fails to remove any restrictive legend on any certificate or any Ordinary Shares issued to the Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by the Holder under the Securities Purchase Agreement (including this Note) as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) Trading Days;

(vii) the occurrence of any default (after the expiration of any applicable cure period) under, redemption of or acceleration prior to maturity of at least an aggregate of

$500,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(viii) bankruptcy, insolvency, reorganization, or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(ix) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment, or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization, or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state, or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state, or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(x) the entry by a court of (i) a decree, order, judgment, or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization, or other similar law or (ii) a decree, order, judgment, or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment, or composition of or in respect of the Company or any Subsidiary under any applicable federal, state, or foreign law or (iii) a decree, order, judgment, or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment, or other similar document or any such other decree, order, judgment, or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

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(xi) a final judgment or judgments for the payment of money aggregating in excess of $2,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled, or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $2,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xii) the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, any payment with respect to any Indebtedness in excess of $2,000,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with IFRS) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $2,000,000, which failure to pay, breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

(xiii) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a representation, warranty, covenant, or other term or condition that is curable, only if such breach remains uncured for a period of thirty (30) days;

(xiv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Event of Default has occurred;

(xv) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15 of this Note, except, in the case of a provision that is curable, only if such breach or failure remains uncured for a period of thirty (30) days; Agreement) occurs;

(xvi) any Material Adverse Effect (as defined in the Securities Purchase

(xvii) any material litigation is filed, directly or indirectly, by the chairman, the chief financial officer and/or the chief executive officer against the Company or any of its Subsidiaries or any affiliate, agent, officer, director or employee thereof;

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(xviii) any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document;

(xix) if any Current Public Information Failure (as defined in the Registration Rights Agreement) occurs (other than during any Allowable Grace Period (as defined in the Registration Rights Agreement));

(xx) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes; or

(xxi) the voluntary delisting of the Ordinary Shares from the Principal Market by the Company.

(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of the occurrence of an Event of Default (such earlier date, the “Event of Default Right Commencement Date”) and ending (such ending date, the “Event of Default Right Expiration Date”, and each such period, an “Event of Default Redemption Right Period”) on the twentieth (20th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the Conversion Amount to be redeemed and (ii) the product of (X) the Conversion Rate (using the Alternate Conversion Price then in effect) with respect to the Conversion Amount to be redeemed multiplied by (Y) the greatest Closing Sale Price of the Ordinary Shares on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b), provided that the Event of Default Redemption Price shall not exceed 115% of the Conversion Amount (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this 3(d)(i), but subject to Section 3(d), until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to the terms of this Note. In the event of a partial redemption of this Note pursuant hereto, the Outstanding Principal Value of this Note redeemed shall be deducted from the Installment Amount(s) relating to the applicable Installment Date(s) as set forth in the Event of Default Redemption Notice. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

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(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing the Outstanding Value of this Note, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

5.	RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the Ordinary Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 18, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

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(b) Notices of a Change of Control; Redemption Right. No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on twenty (20) Trading Days after the later of (A) the date of consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Alternate Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Ordinary Share to be paid to the holders of the Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to stockholders in connection with such Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to Section 3. In the event of a partial redemption of this Note pursuant hereto, the Outstanding Principal Value of this Note redeemed shall be deducted from the Installment Amount(s) relating to the applicable Installment Date(s) as set forth in the Change of Control Redemption Notice. In the event of the Company’s redemption of any portion of this Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 7 and 18 below, if at any time the Company grants, issues, or sells any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property pro rata to all or substantially all of the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance, or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue, or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date, or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued, or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

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(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, either (i) in addition to the Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Ordinary Shares had such Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note), or (ii) in lieu of the Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7.	RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Floor Price upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date the Company grants, issues, or sells (or enters into any agreement to grant, issue, or sell), or in accordance with this Section 7(a) is deemed to have granted, issued, or sold, any Ordinary Shares (including the granting, issuance, or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities granted, issued, or sold or deemed to have been granted, issued, or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Floor Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Floor Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Floor Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Floor Price and the New Issuance Price under this Section 7(a)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants, issues, or sells (or enters into any agreement to grant, issue, or sell) any Options and the lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance, or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the “lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting, issuance, or sale of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one Ordinary Share upon the granting, issuance, or sale of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration (including, without limitation, consideration consisting of cash, debt forgiveness, assets, or any other property) received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Floor Price shall be made upon the actual issuance of such Ordinary Share or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such Ordinary Shares upon conversion, exercise, or exchange of such Convertible Securities.

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(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the “lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Ordinary Share upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise, or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one Ordinary Share upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable (including, without limitation, any consideration consisting of cash, debt forgiveness, assets, or other property) by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Floor Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise, or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Floor Price has been or is to be made pursuant to other provisions of this Section 7(a), except as contemplated below, no further adjustment of the Floor Price shall be made by reason of such issuance or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise, or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 7(b) below), the Floor Price in effect at the time of such increase or decrease shall be adjusted to the Floor Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued, or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Subscription Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 7(a) shall be made if such adjustment would result in an increase of the Floor Price then in effect.

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(iv) Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities”), together comprising one integrated transaction (or one or more transactions if such issuances or sales or deemed issuances or sales of securities of the Company either (A) have at least one investor or purchaser in common, (B) are consummated in reasonable proximity to each other, and/or (C) are consummated under the same plan of financing), the aggregate consideration per Ordinary Share with respect to such Primary Security shall be deemed to be equal to the difference of (x) the lowest price per share for which one Ordinary Share was issued (or was deemed to be issued pursuant to Section 7(a)(i) or 7(a)(ii) above, as applicable) in such integrated transaction solely with respect to such Primary Security, minus (y) with respect to such Secondary Securities, the sum of (I) the Black Scholes Consideration Value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes Consideration Value, as applicable, of such Adjustment Right, if any, and (III) the fair market value (as determined by the Holder) of such Convertible Security, if any, in each case, as determined on a per share basis in accordance with this Section 7(a)(iv). If any Ordinary Shares, Options, or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, Options, or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, Options, or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options, or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options, or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options, or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

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(b) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. Without limiting any provision of Section 6, Section 7(a), or Section 16, if the Company, at any time on or after the Subscription Date, subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 6, Section 7(a), or Section 16, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 7(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(c) Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 7 or in the Securities Purchase Agreement, if the Company in any manner issues or sells or enters into any agreement to issue or sell (or with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date, has issued, sold, or entered into any agreement to issue or sell) any Ordinary Shares, Options, or Convertible Securities (any such securities, “Variable Price Securities”, and any such transaction, a “Variable Price Transaction”) regardless of whether securities have been sold pursuant to such agreement and whether such agreement has subsequently been terminated, prior to or after the Subscription Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends, and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail and overnight courier to the Holder on the date of such agreement and the issuance of such Ordinary Shares, Convertible Securities, or Options. From and after the date the Company enters into such agreement (or after the date hereof with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date) or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price, as calculated pursuant to the agreements governing such Variable Price Securities, for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversion of this Note.

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(d) Stock Combination Event Adjustments. If, at any time and from time to time on or after the Subscription Date, there occurs any stock split, stock dividend, stock combination, recapitalization, or other similar transaction involving the Ordinary Shares (each, a “Stock Combination Event”, and such date thereof, the “Stock Combination Event Date”) and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 7(b) above), then on the sixteenth (16th) Trading Day immediately following such Stock Combination Event Date and thereafter, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Event Market Price for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Event Market Price rather than the Conversion Price then in effect. The Holder’s election to rely on the Event Market Price for a particular conversion of this Note shall not obligate the Holder to rely on the Event Market Price for any future conversion of this Note.

(e) Other Events. If the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 7(e) will increase the Conversion Price as otherwise determined pursuant to this Section 7, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(f) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

(g) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

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8. INSTALLMENT REDEMPTION. If, at any time after the Initial Closing Date, there has been a Price Failure (the date on which such Price Failure occurs (whether or not occurring prior to the Issuance Date of this Note), an “Installment Trigger Date”), commencing on the initial Installment Date occurring thereafter, and on each subsequent Installment Date thereafter until there is a Price Recovery, the Company shall pay to the Holder of this Note the applicable Installment Amount due on such date by redeeming such Installment Amount in cash in accordance with this Section 8 (a “Installment Redemption”). If there is a Price Recovery after a Price Failure, the Company’s obligation to effect Installment Redemptions shall cease unless and until another Price Failure occurs. The Company shall redeem the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the applicable Installment Amount being redeemed hereunder.

9.	SUBSEQUENT PLACEMENT OPTIONAL REDEMPTION

(a) General. At any time from and after the earlier of (x) the date the Holder becomes aware of the occurrence of a Subsequent Placement (as defined in the Securities Purchase Agreement) (the “Holder Notice Date”) and (y) the time of consummation of a Subsequent Placement (in each case, other than with respect to Excluded Securities (as defined in the Securities Purchase Agreement)) (each, an “Eligible Subsequent Placement”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (each an “Subsequent Placement Optional Redemption”) all, or any portion, of the Conversion Amount under this Note not in excess of (together with any Subsequent Placement Optional Redemption Amount (as defined in the applicable other Note of the Holder) of any other Notes of the Holder) the Holder’s Holder Pro Rata Amount of [25]% of the gross proceeds of such Eligible Subsequent Placement (the “Eligible Subsequent Placement Optional Redemption Amount”) by delivering written notice thereof (an “Subsequent Placement Optional Redemption Notice”) to the Company. Notwithstanding the foregoing, if the Holder is participating in an Eligible Subsequent Placement, upon the written request of the Holder, the Company shall apply all, or any part, as set forth in such written request, of any amounts that would otherwise be payable to the Holder in such Subsequent Placement Optional Redemption, on a dollar-for-dollar basis, against the purchase price of the securities to be purchased by the Holder in such Eligible Subsequent Placement.

(b) Mechanics. Each Subsequent Placement Optional Redemption Notice shall indicate that all, or such applicable portion, as set forth in the applicable Subsequent Placement Optional Redemption Notice, of the Eligible Subsequent Placement Optional Redemption Amount the Holder is electing to have redeemed (the “Subsequent Placement Optional Redemption Amount”) and the date of such Subsequent Placement Optional Redemption (the “Subsequent Placement Optional Redemption Date”), which shall be the later of (x) the fifth (5th) Business Day after the date of the applicable Subsequent Placement Optional Redemption Notice and (y) the date of the consummation of such Eligible Subsequent Placement. The portion of the Outstanding Value of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash at a price equal to [100]% of the Subsequent Placement Optional Redemption Amount (the “Subsequent Placement Optional Redemption Price”). Redemptions required by this Section 9 shall be made in accordance with the provisions of Section 14.

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10.	COMPANY OPTIONAL REDEMPTION

(a) At any time after the Issuance Date, the Company shall have the right to redeem, at its discretion, all or any portion of the Conversion Amount then remaining under this Note (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the Conversion Amount being redeemed as of the Company Optional Redemption Date. The Company may exercise its right to redeem under this Section 10 by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than ten (10) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 10 (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into Ordinary Shares pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14. In the event of the Company’s redemption of any portion of this Note under this Section 10, the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Event of Default has occurred and continuing, but any Event of Default shall have no effect upon the Holder’s right to convert this Note in its discretion.

(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 10, then it must simultaneously take the same action with respect to all of the Other Notes.

11. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid, or seek to avoid, the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not establish a par value of any Ordinary Shares receivable upon conversion of this Note, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the conversion of this Note. Notwithstanding anything herein to the contrary, if after the ninety (90) calendar day anniversary of the Issuance Date, the Holder is not permitted to convert this Note in full for any reason (other than pursuant to restrictions set forth in Section 3(d) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such conversion into Ordinary Shares.

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12. [RESERVED.]

13. REDEMPTIONS

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b)5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Subsequent Placement Optional Redemption Price to the Holder in cash on the applicable Subsequent Placement Optional Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the Outstanding Principal Value of this Note which has not been redeemed. If the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 14(b), if applicable) minus (2) the Outstanding Principal Value portion of the Conversion Amount submitted for redemption, and (z) the Conversion Price of this Note or such new Notes (as the case may be) shall be automatically adjusted with respect to each conversion effected thereafter by the Holder to the Alternate Conversion Price (it being understood and agreed that all such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period). The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

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(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b), Section 5(b), or Section 13 (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, default interest, , and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

14. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the BVI Business Companies Act) and as expressly provided in this Note.

15. COVENANTS. Until all of the Notes have been converted, redeemed, or otherwise satisfied in accordance with their terms:

(a) Rank. All payments due under this Note shall rank pari passu with all Other Notes.

(b) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay, or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions, or otherwise), all or any portion of any Indebtedness (other than the Notes) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment, as applicable, if at the time such payment with respect to such Indebtedness and/or Investment, as applicable, is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing, or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

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(c) Restriction on Redemption and Cash Dividends. Except as set forth on Schedule 4(r) to the Securities Purchase Agreement, the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase for cash any of its capital stock, or declare or pay any cash dividend or distribution on any of its capital stock.

(d) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey, or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances, and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice, and (ii) sales of inventory and product in the ordinary course of business.

(e) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(f) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights, and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(g) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(h) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(i) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent, and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated (but in no event including less than $1,000,000.00 of director and officer insurance).

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(j) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer, or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an affiliate thereof.

(k) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes), or (ii) issue any other securities that would cause a breach or default under the Notes or the Warrants.

(l) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary, the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Guaranties (as defined in the Securities Purchase Agreement) as requested by the Required Holders.

(m) Stay, Extension, and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension, or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay, or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

(n) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees, or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation, or disposition thereof or upon their rents, receipts, or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

(o) PCAOB Registered Auditor. At all times any Notes remain outstanding, the Company shall have engaged an independent auditor to audit its financial statements that is registered with (and in compliance with the rules and regulations of) the Public Company Accounting Oversight Board.

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(p) Independent Investigation. At the request of the Holder either (x) at any time when an Event of Default has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute an Event of Default, or (z) at any time the Holder reasonably believes (accompanied by supporting documentation or evidence that provides a reasonable basis for such belief) an Event of Default may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether any breach of this Note has occurred (the “Independent Investigator”). The Independent Investigator shall enter into a customary non-disclosure agreement with the Company and shall not disclose any information except as necessary to confirm the breach. In addition to that, access shall be limited to information reasonably related to the potential breach under investigation. If the Independent Investigator determines that such breach of this Note has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each holder of a Note of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices, and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports, and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances, and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees, and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

16. DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 6 or 7, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of Ordinary Shares, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock, or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement, or other similar transaction) (“Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

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17. AMENDING THE TERMS OF THIS NOTE. The prior written consent of the Required Holders (as defined in the Securities Purchase Agreement) shall be required for any change, waiver, or amendment to this Note.

18. TRANSFER. This Note and any Ordinary Shares issued upon conversion of this Note may be offered, sold, assigned, or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(g) of the Securities Purchase Agreement.

19. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen, or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft, or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

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(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Default Interest and Late Charges on the Principal and Default Interest of this Note, from the Issuance Date.

20. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES, AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. Amounts set forth or provided for herein with respect to payments, conversion, and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary, and permanent injunctive or other equitable relief from any court of competent jurisdiction, in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

21. PAYMENT OF COLLECTION, ENFORCEMENT, AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note and/or any other Transaction Document or to enforce the provisions of this Note and/or any other Transaction Document, or (b) there occurs any bankruptcy, reorganization, receivership of the Company, or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement, or action or in connection with such bankruptcy, reorganization, receivership, or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note and/or any other Transaction Document, as applicable, shall be affected, or limited, by reason of the purchase price paid for this Note being less than the original Principal amount hereof.

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22. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include every gender and the singular and plural forms thereof. The terms “including,” “includes,” “include,” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof,” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

23. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right, or privilege preclude other or further exercise thereof or of any other right, power, or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 23 shall permit any waiver of any provision of Section 3(d).

24. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, an Alternate Conversion Price, a Black Scholes Consideration Value, a VWAP, a fair market value, or the arithmetic calculation of a Conversion Rate or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within five (5) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Alternate Conversion Price, such Black Scholes Consideration Value, such VWAP, or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the fifth (5th) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company and the Investor may select an independent, reputable investment bank as mutually agreed upon to resolve such dispute. If the parties cannot agree upon such an investment bank within ten (10) Business Days of the date of the initial notice, the parties shall apply to the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware for the appointment of an arbitrator.

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(ii) The Holder and the Company shall each deliver to such investment bank (or arbitrator) (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 24 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank (or arbitrator) with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank (or arbitrator) prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank (or arbitrator), neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank (or arbitrator) in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank (or arbitrator) to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank (or arbitrator) shall be borne by the losing party, and such investment bank’s (or arbitrator’s) resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 24 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 5701, et seq. of the Delaware Code Title 10) and that both the Company and the Holder are authorized to apply for an order to compel arbitration pursuant to Delaware Code Title 10 § 5703 in order to compel compliance with this Section 24, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Ordinary Shares occurred under Section 7(a), (B) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security, and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations, and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, and (iv) nothing in this Section 24 shall limit the Holder or the Company from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 24).

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25. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment, and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property to holders of Ordinary Shares, or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution, or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a wire transfer of immediately available funds initiated on the account of the Company and sent to such Person using such wire transfer instructions as provided to the Company in writing (which wire instructions, in the case of the Buyer, shall initially be as set forth in the Securities Purchase Agreement). Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Outstanding Principal Value of this Note or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of [fifteen percent (15%)] per annum from the date such amount was due until the same is paid in full (“Late Charge”).

26. CANCELLATION. After all of the Outstanding Value of this Note and other amounts at any time owed on this Note or any other Transaction Documents have been paid in full or converted, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation, and shall not be reissued.

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27. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest, and all other demands and notices in connection with the delivery, acceptance, performance, default, or enforcement of this Note and the Securities Purchase Agreement.

28. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, and performance of this Note shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 24 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the either party from bringing suit or taking other legal action in any other jurisdiction to enforce a judgment or other court ruling or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 24. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

29. JUDGMENT CURRENCY.

(a) If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of Delaware or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

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(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

30. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be prohibited, invalid, or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity, or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid, or unenforceable provision(s).

31. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. If the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

32. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 7) of Ordinary Shares (other than rights of the type described in Section 6(a)) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

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(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

(e) “Alternate Conversion Price” means, with respect to any Alternate Conversion, that price which shall be the greater of (i) the Floor Price and (ii) the lower of (A) ninety percent (90%) of the lowest VWAP of the Ordinary Shares during the twenty (20) consecutive Trading Days immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, and (B) the Ceiling Price. All such determinations shall be appropriately adjusted as provided in this Note.

(f) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Subscription Date pursuant to which Ordinary Shares and standard options to purchase Ordinary Shares may be issued to any employee, officer, or director for services provided to the Company in their capacity as such.

(g) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing, and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject, collectively, the Holder and all other Attribution Parties to the Maximum Percentage.

(h) “Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security, or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be).

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(i) “Bloomberg” means Bloomberg, L.P.

(j) “Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non- essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(k) “Ceiling Price” means $1.20, subject to adjustment for stock splits, stock dividends, recapitalizations, or other similar events; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Ceiling Price shall not be proportionately increased or otherwise adjusted.

(l) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(m) “Change of Control Redemption Premium” means 115%.

(n) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during such period.

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(o) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

(p) “Current Subsidiary” means any Person in which the Company on the Subscription Date, directly or indirectly, (i) owns or acquires at least a majority of the outstanding capital stock or holds any equity or similar interest of such Person having, by their terms, voting power to elect a majority of the board of directors or others performing similar functions for such Person, (ii) is a general partner or manager, or (iii) otherwise controls or operates all or substantially all of the business, operations, or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(q) “Default Interest Rate” means fifteen percent (15%) per annum, subject to adjustment in accordace with Section 2.

(r) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Principal Market.

(s) “Event Market Price” means, with respect to any Stock Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Ordinary Shares for each of the five (5) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Stock Combination Event Date, divided by (y) five (5).

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(t) “Excluded Securities” means (i) Ordinary Shares or standard options to purchase Ordinary Shares issued to directors, officers, or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that (A) all such issuances (taking into account the Ordinary Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed 10% of the Ordinary Shares issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Buyer; (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities or Options (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects the Buyer (provided, that no security issued in a Variable Price Transaction shall be an Excluded Security pursuant to this clause (ii)); (iii) the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; provided, that the terms of the Notes are not amended, modified, or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), (iv) the Ordinary Shares issuable upon exercise of the Warrants; provided, that the terms of the Warrants are not amended, modified, or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), and (v) any Ordinary Shares issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers, licensing arrangements, and strategic partnerships, provided, that (x) the primary purpose of such issuance is not to raise capital, as reasonably determined by the Requisite Holders, and (y) the purchaser or acquirer or recipient of the securities in such issuance solely consists of either (I) the actual participants in such strategic or commercial alliance, strategic or commercial licensing arrangement or strategic or commercial partnership, (II) the actual owners of such assets or securities acquired in such acquisition or merger, or (III) the stockholders, partners, employees, consultants, officers, directors, or members of the foregoing Persons, in each case, which is, itself or through its subsidiaries, an operating company or an owner of an asset, in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, and (IV) the number or amount of securities issued to such Persons by the Company shall not be disproportionate to each such Person’s actual participation in (or fair market value of the contribution to) such strategic or commercial alliance or strategic or commercial partnership or ownership of such assets or securities to be acquired by the Company, as applicable. Notwithstanding the foregoing, no Variable Price Securities (including, without limitation, any equity line of credit or at-the-market offering, but excluding the Notes) shall be an Excluded Security hereunder.

(u) “Floor Price” means $1.20, subject to adjustment for stock splits, stock dividends, recapitalizations, or other similar events; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Floor Price shall not be proportionately increased or otherwise adjusted, and provided further that (a) the Company may lower the Floor Price at any time upon written notice to each Holder; provided, further, that any such reduction shall only be effective on any given date, if notice of such reduction is delivered by the Company to the Holder prior to 9:30 AM, New York City time on such given date (and any such notice delivered after 9:30 AM, New York City time on such given date, shall be effective at 9:30 AM, New York City time on the Trading Day immediately following such given date (unless otherwise agreed to in writing by the Holder and the Company, which may be an e-mail) and (b) if the floor price (each a “Trigger Floor Price”) with respect to any existing or future agreement or security of the Company relating to a Variable Price Transaction is adjusted to a level below the Floor Price then in effect, then the Floor Price shall be automatically adjusted downward only to such Trigger Floor Price.

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(v) “Force Majeure Event” means any of the following events: (A) floods, fires, earthquakes, explosions, or other natural disasters; (B) wars, invasions, hostilities (whether war is declared or not), terrorist threats or acts, riots, or other civil unrest; (C) governmental authority, proclamations, orders, laws, actions, or requests; (D) embargoes or blockades in effect on or after the date of this Agreement; (E) epidemics, pandemics, or other national or regional public health states of emergency; or (F) strikes, labor stoppages or slowdowns, or other industrial disturbances.

(w) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, (ii) sell, assign, transfer, convey, or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender, or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization, reclassification, or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the date of this Note calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their Ordinary Shares without approval of the stockholders of the Company, or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(x) “GAAP” means United States generally accepted accounting principles, consistently applied.

(y) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(z) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the original Principal amount of this Note on the Initial Closing Date and (ii) the denominator of which is the aggregate original principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Initial Closing Date.

(aa) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(bb) “Initial Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

(cc) “Initial Convertibility Date” shall mean the earlier of (i) the effective date of the Registration Statement (as defined in the Registration Rights Agreement), and (ii) the first Trading Day that is six (6) months after the Issuance Date.

(dd) “Installment Amount” means the sum of (i) (A) the Outstanding Principal Value of this Note as of the initial Installment Date, divided by (B) twelve (12), and (ii) the sum of any accrued and unpaid Default Interest as of such Installment Date under this Note, if any, and accrued and unpaid Late Charges, if any, under this Note as of such Installment Date. If the Holder shall sell or otherwise transfer any portion of this Note, the transferee shall be allocated a pro rata portion of the each unpaid Installment Amount hereunder.

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(ee) “Installment Date” means the first Trading Day of the calendar month immediately following an Installment Trigger Date and thereafter, the first Trading Day of the calendar month immediately following the previous Installment Date until the earlier of (i) a Price Recovery, and (B) the Maturity Date.

(ff) “Intellectual Property Rights” means the rights to and/or licenses to use, as applicable, the trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets, and other intellectual property rights and all applications and registrations therefor used in the business of the Company and/or any of its Subsidiaries, as applicable.

(gg) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance, or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(hh) “Maturity Date” shall mean [●]1; provided, however, the Maturity Date may be extended (i) by the Company, through the date that is six months after the initial Maturity Date, provided the Company delivers notice of the extension to the Holder at least thirty (30) Business Days before [●]2, (ii) by the Holder in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default, or (iii) by the Holder, through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; and provided, further, that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

(ii) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires at least a majority of the outstanding capital stock or holds any equity or similar interest of such Person having, by their terms, voting power to elect a majority of the board of directors or others performing similar functions for such Person, (ii) is a general partner or manager, or (iii) otherwise controls or operates all or substantially all of the business, operations, or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

(jj) “Options” means any rights, warrants. or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

[1]	Insert date that is 12 months after the issuance date.
[2]	Insert date that is 12 months after the issuance date.

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(kk) “Ordinary Shares” means (i) the Company’s ordinary shares, no par value per share, and (ii) any capital stock into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(ll) “Outstanding Principal Value” as of any time of determination, means the outstanding Principal of this Note as of such time of determination.

(mm) “Outstanding Value” means, as of any time of determination, the sum of (i) the Outstanding Principal Value of this Note, (ii) accrued and unpaid Default Interest, and (iii) accrued and unpaid Late Charges (as defined in Section 25(c)) on such Outstanding Principal Value and Default Interest, in each case, as of such time of determination.

(nn) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(oo) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) Indebtedness set forth on Schedule 3(s) to the Securities Purchase Agreement, as in effect as of the Subscription Date, and (iii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens.

(pp) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed $250,000, (v) Liens incurred in connection with the extension, renewal, or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal, or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed, or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(xii).

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(qq) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(rr) “Price Failure” means, with respect to a particular date of determination, the quotient of (i) the sum of the VWAP of the Ordinary Shares over any ten (10) consecutive Trading Day period, divided by (ii) ten (10) (the “10-Day VWAP”), is below the Floor Price then in effect. All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during any such measuring period; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Floor Price shall not be proportionately increased or otherwise adjusted.

(ss) “Price Recovery” means, with respect to a particular date of determination after a Price Failure occurs, the daily VWAP of the Ordinary Shares is above the Floor Price then in effect over any ten (10) consecutive Trading Day period. All such determinations to be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations, or other similar transactions during any such measuring period; provided that, notwithstanding anything herein to the contrary, if the Company, at any time on or after the Subscription Date, combines (by any stock split, stock dividend, stock combination, recapitalization, or other similar transaction) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Floor Price shall not be proportionately increased or otherwise adjusted.

(tt) “Principal Market” means the Nasdaq Capital Market.

(uu) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notice, the Installment Notices with respect to any Installment Redemption, the Subsequent Placement Optional Redemption Notices, and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(vv) “Redemption Prices” means, collectively, Event of Default Redemption Prices, the Change of Control Redemption Prices, the Company Optional Redemption Prices, the Subsequent Placement Optional Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(ww) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Initial Closing Date, by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the Warrants, as may be amended from time to time.

(xx) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

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(yy) “Securities Purchase Agreement” means that certain securities purchase agreement, dated as of the Subscription Date, by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as may be amended from time to time.

(zz) “Subscription Date” means [●].

(aaa) “Subject Entity” means any Person, Persons, or Group or any Affiliate or associate of any such Person, Persons, or Group.

(bbb) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

(ccc) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from, or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered.

(ddd) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(eee) “VWAP” means, for any security as of any date, the dollar volume- weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VWAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume- weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization, or other similar transaction during such period.

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(fff) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

33. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. If the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 33 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.

34. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

VCI GLOBAL LIMITED

By:
Name:	[●]
Title:	[●]

[Signature Page – Convertible Promissory Note]

EXHIBIT I

VCI GLOBAL LIMITED CONVERSION NOTICE

Reference is made to the Convertible Promissory Note (the “Note”) issued to the undersigned by VCI Global Limited., a British Virgin Islands business company (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Ordinary Shares, no par value per share (the “Ordinary Shares”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Outstanding Principal Value of this Note to be converted:

Aggregate accrued and unpaid Default Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Outstanding Principal Value of this Note and such Aggregate Default Interest to be converted:

AGGREGATE CONVERSION AMOUNT

TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common

Stock to be issued:

☐ If this Conversion Notice is being delivered with respect to an Alternate Conversion, check here if Holder is electing to use the following Alternate Conversion Price:

Please issue the Ordinary Shares into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date:               ,

Name of Registered Holder

By:
Name:
Title:

Tax ID:

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of Ordinary Shares [are][are not] eligible to be resold by the Holder either (i) pursuant to Rule 144 (subject to the Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement, and (c) hereby directs to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated            ,      , 20         from the Company and acknowledged and agreed to by                            .

VCI GLOBAL LIMITED

By:
Name:
Title:

EXHIBIT C

FORM OF WARRANT

[Attached.]

WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. THE NUMBER OF ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 1(a) OF THIS WARRANT.

VCI Global Limited

Warrant To Purchase Ordinary Shares

Warrant No.: [●]

Date of Issuance: [●], 2025 (“Issuance Date”)

VCI Global Limited, a British Virgin Islands business company (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ALUMNI CAPITAL LP, a Delaware limited partnership and the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Ordinary Shares (including any Warrants to Purchase Ordinary Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), fully paid and non-assessable Ordinary Shares (as defined below) (the “Warrant Shares). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is one of the Warrants to Purchase Ordinary Shares (the “SPA Warrants”) issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of August 13, 2025 (the “Subscription Date”), by and among the Company and the investor (the “Buyer”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”).

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1.	EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via electronic mail or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds. The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule, or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (i) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (ii) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Ordinary Shares are to be issued upon the exercise of this Warrant, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs, and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule, or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. Notwithstanding anything to the contrary contained in this Warrant or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended Ordinary Shares to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled. From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in FAST.

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(b) Number of Warrant Shares. Subject to the terms and conditions set forth herein, the aggregate number of Warrant Shares that Holder shall have the right to purchase from the Company hereunder shall be a number of Warrant Shares equal to the quotient obtained by dividing (i) [●]1 less the Exercise Value of all partial exercises of this Warrant in accordance with Section 2(a) prior to the Exercise Date, by (ii) the Exercise Price.

(c) Exercise Price. For purposes of this Warrant, “Exercise Price” means the greater of (i) the Floor Price and (ii) the quotient of (A) $30,000,000, divided by (B) the number of Ordinary Shares issued and outstanding as of the Exercise Date, subject to adjustment hereunder.

(d) Company’s Failure to Timely Deliver Securities. In addition to any other rights available to the Holder and provided all information and documents required have been provided to the Company, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to an exercise on or before the Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Ordinary Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases shares of Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately pre-ceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Ordinary Shares upon exercise of the Warrant as required pursuant to the terms hereof.

[1]	Insert applicable Purchase Price for each tranche, multiplied by 15%.

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(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 15.

(f) Limitations on Exercises. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including other SPA Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f)(i). For purposes of this Section 1(f)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding Ordinary Shares the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company, or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”), and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. If the issuance of Ordinary Shares to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a- 1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f)(i) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

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2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(b), Section 3, or Section 4, if the Company, at any time on or after the Subscription Date, (i) pays a stock dividend on one or more classes of its then outstanding Ordinary Shares or otherwise makes a distribution on any class of capital stock that is payable in Ordinary Shares, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding Ordinary Shares into a larger number of shares, or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding Ordinary Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Adjustment Upon Issuance of Ordinary Shares. If and whenever on or after the Subscription Date, the Company grants, issues, or sells (or enters into any agreement to grant, issue, or sell), or in accordance with this Section 2 is deemed to have granted, issued, or sold, any Ordinary Shares (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding any Excluded Securities granted issued or sold or deemed to have been granted issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect immediately prior to such granting, issuance, or sale or deemed granting, issuance, or sale (such Exercise Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Exercise Price and the New Issuance Price under this Section 2(b)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants, issues, or sells (or enters into any agreement to grant, issue or sell) any Options and the lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Option or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance, or sale (or the time of execution of such agreement to grant, issue or sell, as applicable) of such Option for such price per share. For purposes of this Section 2(b)(i), the “lowest price per share for which one Ordinary Share is at any time issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting, issuance, or sale (or pursuant to the agreement to grant, issue or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof, and (y) the lowest exercise price set forth in such Option for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise, or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting, issuance, or sale (or the agreement to grant, issue, or sell, as applicable) of such Option, upon exercise of such Option and upon conversion, exercise, or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms of or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

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(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 2(b)(ii), the “lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Ordinary Share upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise, or exchange of such Convertible Security or otherwise pursuant to the terms thereof, and (y) the lowest conversion price set forth in such Convertible Security for which one Ordinary Share is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise, or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise, or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(b), except as contemplated below, no further adjustment of the Exercise Price shall be made by reason of such issuance or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise, or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 2(a)), the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued, or sold. For purposes of this Section 2(b)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Subscription Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion, or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

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(iv) Calculation of Consideration Received. If any Ordinary Shares, Options, or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the net amount of consideration received by the Company therefor. If any Ordinary Shares, Options, or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any Ordinary Shares, Options, or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor (for the purpose of determining the consideration paid for such Ordinary Shares, Option, or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options, or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options, or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options, or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to Section 2(a), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

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(d) Holder’s Right of Alternative Exercise Price Following Issuance of Certain Options or Convertible Securities. In addition to and not in limitation of the other provisions of this Section 2, if the Company in any manner issues or sells or enters into any agreement to issue or sell, (or with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date, has issued, sold or entered into any agreement to issue or sell) any Ordinary Shares, Options, or Convertible Securities (any such securities, “Variable Price Securities”) after the Subscription Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail and overnight courier to the Holder on the date of such agreement and the issuance of such Convertible Securities or Options. From and after the date the Company enters into such agreement (or after the date hereof with respect to any equity line of credit or at-the-market offering agreement, as applicable, outstanding as of the Issuance Date) or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price upon exercise of this Warrant by designating in the Exercise Notice delivered upon any exercise of this Warrant that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder’s election to rely on a Variable Price for a particular exercise of this Warrant shall not obligate the Holder to rely on a Variable Price for any future exercises of this Warrant.

(e) Other Events. If the Company (or any Subsidiary (as defined in the Securities Purchase Agreement)) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(e) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

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(f) Calculations. All calculations under this Section 2 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Ordinary Shares.

(g) Voluntary Adjustment By Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

3. RIGHTS UPON DISTRIBUTION OF ASSETS. Except to the extent subject to any adjustments pursuant to Section 2 above or Section 4 below, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness, or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement, or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a) Purchase Rights. Except to the extent subject to any adjustments pursuant to Sections 2 or 3 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities, or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issuance or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Ordinary Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

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(b) Fundamental Transactions. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender, or exchange their shares for other securities, cash, or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, as applicable, (iv) the Company, directly or indirectly, in one or more related transactions, effects any reclassification, reorganization, or recapitalization of Ordinary Shares or any compulsory exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash, or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, the Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and sub-stance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Ordinary Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the eco-nomic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein..

(c) Black Scholes Value. Notwithstanding the foregoing and the provisions of Section 4(b) above, at the request of the Holder delivered at any time commencing on the earliest to occur of (x) the public disclosure of any Change of Control, (y) the consummation of any Change of Control, and (z) the Holder first becoming aware of any Change of Control through the date that is ninety (90) days after the public disclosure of the consummation of such Change of Control by the Company pursuant to a Report of Foreign Private Issuer on Form 6-K filed with the SEC, the Company or the Successor Entity (as the case may be) shall purchase this Warrant from the Holder on the date of such request by paying to the Holder cash in an amount equal to the Black Scholes Value. Payment of such amounts shall be made by the Company (or at the Company’s direction) to the Holder on or prior to the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Change of Control.

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(d) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association (as defined in the Securities Purchase Agreement), or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not establish a par value of any Ordinary Shares receivable upon the exercise of this Warrant, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non- assessable Ordinary Shares upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into Ordinary Shares.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

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7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen, or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional Ordinary Shares shall be given.

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(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Ordinary Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant (other than the issuance of Ordinary Shares upon exercise in accordance with the terms hereof), including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least five (5) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities, or rights to purchase stock, warrants, securities, or other property to holders of Ordinary Shares (other than Excluded Securities), or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution, or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction, and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC (as defined in the Securities Purchase Agreement) pursuant to a Report of Foreign Private Issuer on Form 6-K. If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Current Report on Report of Foreign Private Issuer on Form 6-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

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9. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Report of Foreign Private Issuer on Form 6-K or otherwise. If the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 9 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.

10. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

11. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

12. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity, or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid, or unenforceable provision(s).

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13. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, and performance of this Warrant shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Parties hereby irrevocably submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waive, and agree not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the a Party from bringing suit or taking other legal action against the other Party in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

14. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Initial Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

15. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price, Black Scholes Consideration Value, Black Scholes Value, or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Closing Sale Price, such Bid Price, such Black Scholes Consideration Value, Black Scholes Value, or such fair market value or such arithmetic calculation of the number of Warrant Shares (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company and the Holder may, jointly select an independent, reputable investment bank to resolve such dispute.

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(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 15 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne equally by the Company and the Holder, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 15 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 5701, et seq. of the Delaware Code Title 10) and that both the Company and the Holder are authorized to apply for an order to compel arbitration pursuant to Delaware Code Title 10 § 5703 in order to compel compliance with this Section 15, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Ordinary Shares occurred under Section 2(b), (B) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security, or the like constitutes an Option or Convertible Security, and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations, and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) whether an issuance or sale or deemed issuance or sale of Ordinary Shares occurred under Section 2(b), (B) the consideration per share at which an issuance or deemed issuance of Ordinary Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Ordinary Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security, or the like constitutes an Option or Convertible Security, and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations, and the like to the terms of this Warrant and any other applicable Transaction Documents, and (v) nothing in this Section 15 shall limit the Holder or the Company from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 15).

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16. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises, and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof). The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

17. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant, or (b) there occurs any bankruptcy, reorganization, receivership of the company, or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership, or other proceeding, including, without limitation, attorneys’ fees and disbursements.

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18. TRANSFER. This Warrant may only be offered for sale, sold, transferred, or assigned with the consent of the Company, or as may otherwise be required by Section 2(g) of the Securities Purchase Agreement.

19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2) of Ordinary Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Ordinary Shares and standard options to purchase Ordinary Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(f) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing, and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

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(g) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, or other similar transaction during such period.

(h) “Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security, or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option or Convertible Security (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow, and (iv) an expected volatility equal to the greater of 100% and the 30 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security, or Adjustment Right (as the case may be).

(i) “Black Scholes Value” means the value of the unexercised portion of this Warrant remaining on the date of the Holder’s request pursuant to Section 4(c), which value is calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the greater of (1) the highest Closing Sale Price of the Ordinary Shares during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to Section 4(c) and (2) the sum of the price per share being offered in cash in the applicable Fundamental Transaction (if any) plus the value of the non-cash consideration being offered in the applicable Fundamental Transaction (if any), (ii) a strike price equal to the Exercise Price in effect on the date of the Holder’s request pursuant to Section 4(c), (iii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the greater of (1) the remaining term of this Warrant as of the date of the Holder’s request pursuant to Section 4(c) and (2) the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction or as of the date of the Holder’s request pursuant to Section 4(c) if such request is prior to the date of the consummation of the applicable Fundamental Transaction, (iv) a zero cost of borrow, and (v) an expected volatility equal to the greater of 100% and the 30 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the earliest to occur of (A) the public disclosure of the applicable Fundamental Transaction and (B) the date of the Holder’s request pursuant to Section 4(c).

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(j) “Bloomberg” means Bloomberg, L.P.

(k) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non- essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(l) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization, or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization, or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization, or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(m) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

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(n) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

(o) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Principal Market.

(p) “Event Market Price” means, with respect to any Stock Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Ordinary Shares for each of the five (5) lowest Trading Days during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Stock Combination Event Date, divided by (y) five (5). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

(q) “Exercise Value” means the number of Ordinary Shares received upon an exercise of this Warrant multiplied by the Exercise Price applicable to such exercise.

(r) “Excluded Securities” means (i) Ordinary Shares or standard options to purchase Ordinary Shares issued to directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Stock Plan (as defined above), provided that (A) all such issuances (taking into account the Ordinary Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed 10% of the Ordinary Shares issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects the Buyer, (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects the Buyer, (iii) the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; provided, that the terms of the Notes are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), (iv) the Ordinary Shares issuable upon exercise of the SPA Warrants; provided, that the terms of the SPA Warrant are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date), and (v) any Ordinary Shares issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers, licensing arrangements, and strategic partnerships, provided, that (x) the primary purpose of such issuance is not to raise capital as reasonably determined, and (y) the purchaser or acquirer or recipient of the securities in such issuance solely consists of either (I) the actual participants in such strategic or commercial alliance, strategic or commercial licensing arrangement or strategic or commercial partnership, (II) the actual owners of such assets or securities acquired in such acquisition or merger, or (III) the stockholders, partners, employees, consultants, officers, directors, or members of the foregoing Persons, in each case, which is, itself or through its subsidiaries, an operating company or an owner of an asset, in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, and (IV) the number or amount of securities issued to such Persons by the Company shall not be disproportionate to each such Person’s actual participation in (or fair market value of the contribution to) such strategic or commercial alliance or strategic or commercial partnership or ownership of such assets or securities to be acquired by the Company, as applicable. Notwithstanding the foregoing, no Variable Price Securities (including, without limitation, any equity line of creditor at-the-market offering, but excluding the Notes) shall be an Excluded Security hereunder.

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(s) “Expiration Date” means the date that is the second (2nd) anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(t) “Floor Price” means $1.20, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events; provided that (a) the Company may lower the Floor Price at any time upon written notice to each Holder; provided, further, that any such reduction shall only be effective on any given date, if notice of such reduction is delivered by the Company to the Holder prior to 9:30 AM, New York City time on such given date (and any such notice delivered after 9:30 AM, New York City time on such given date, shall be effective at 9:30 AM, New York City time on the Trading Day immediately following such given date (unless otherwise agreed to in writing by the Holder and the Company, which may be an e-mail) and (b) if the floor price (each a “Trigger Floor Price”) with respect to any existing or future agreement or security of the Company relating to a Variable Price Transaction is adjusted to a level below the Floor Price then in effect, then the Floor Price shall be automatically adjusted downward only to such Trigger Floor Price.

(u) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding, or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize, or reclassify its Ordinary Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization, or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the date of this Warrant calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Ordinary Shares without approval of the shareholders of the Company, or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(v) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(w) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(x) “Options” means any rights, warrants, or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(y) “Ordinary Shares” means (i) the Company’s ordinary shares, no par value per share, and (ii) any capital stock into which such ordinary shares shall have been changed or any share capital resulting from a reclassification of such ordinary shares.

(z) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose ordinary shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(aa) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity, or a government or any department or agency thereof.

(bb) “Principal Market” means the Nasdaq Capital Market.

(cc) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Initial Closing Date, by and among the Company and the initial holders of the Notes and the SPA Warrants relating to, among other things, the registration of the resale of the Ordinary Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the SPA Warrants, as may be amended from time to time.

(dd) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(ee) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

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(ff) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(gg) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(hh) “VWAP” means, for any security as of any date, the dollar volume- weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume- weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization, or other similar transaction during such period.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Ordinary Shares to be duly executed as of the Issuance Date set out above.

VCI GLOBAL LIMITED

By:
Name:	Victor Hoo
Title:	Chief Executive Officer

[Signature Page – Warrant]

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT TO PURCHASE ORDINARY SHARES

VCI GLOBAL LIMITED

The undersigned holder hereby elects to exercise the Warrant to Purchase Ordinary Shares No. (the “Warrant”) of VCI Global Limited, a British Virgin Islands business company (the “Company”) as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Number of Warrant Shares. The Holder hereby elects to purchase                         Warrant Shares of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

2. Payment of Exercise Price. The Holder shall pay the Aggregate Exercise Price in the sum of $        to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below,                  Ordinary Shares in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date:                            ,

Name of Registered Holder

By:
Name:
Title:

Tax ID:

Facsimile:

E-mail Address:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs                                     to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated             , 202       , to from the Company and acknowledged and agreed by                                .

VCI GLOBAL LIMITED

By:
Name:	[●]
Title:	[●]

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

[Attached.]

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of August 13, 2025, is by and among VCI Global Limited, a British Virgin Islands business company (the “Company”), and Alumni Capital LP (the “Buyer”).

RECITALS

A. In connection with the Securities Purchase Agreement by and among the parties hereto, dated as of August 13, 2025 (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyer (i) the Notes (as defined in the Securities Purchase Agreement) which will be convertible into Conversion Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Notes and (ii) the Warrants (as defined in the Securities Purchase Agreement) which will be exercisable to purchase Warrant Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Warrants.

B. To induce the Buyer to consummate the transactions contemplated by the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1.	Definitions.

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

(a) “Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(b) “Demand Notice” means a request from the Investor that the Company file a Registration Statement covering the resale of all of the Registrable Securities.

(c) “Effective Date” means the date that the applicable Registration Statement has been declared effective by the SEC.

(d) “Filing Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the tenth (10th) calendar day after the Company received a Demand Notice and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the date on which the Company was required to file such additional Registration Statement pursuant to the terms of this Agreement.

(e) “Investor” means the Buyer or any transferee or assignee of any Registrable Securities, Notes, or Warrants, as applicable, to whom the Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee of any Registrable Securities, Notes, or Warrants, as applicable, assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

(f) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

(g) “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the SEC.

(h) “Registrable Securities” means (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any capital stock of the Company issued or issuable with respect to the Conversion Shares, the Warrant Shares, the Notes or the Warrants, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the Ordinary Shares (as defined in the Notes) are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrants) into which the Ordinary Shares are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants and, if prior to the Additional Closing Expiration Date (as defined in the Securities Purchase Agreement), assuming an Additional Closing has occurred.

(i) “Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering Registrable Securities.

(j) “Required Holders” shall have the meaning as set forth in the Securities Purchase Agreement.

(k) “Required Registration Amount” means, as of any time of determination, 100% of the sum of (i) the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that the Notes are convertible at the applicable Floor Price (as defined in the Notes) as of such time of determination, (y) default interest on the Notes shall accrue through the first anniversary of the Tranche 1 Closing Date and will be converted in Ordinary Shares at a conversion price equal to the applicable Floor Price as of such time of determination, and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) the maximum number of Warrant Shares initially issuable upon exercise of the Warrants (all without taking into account any limitations on the exercise of the Warrants set forth therein), all subject to adjustment as provided in Section 2(d) and/or Section 2(e).

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(l) “Rule 144” means Rule 144 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration.

(m) “Rule 415” means Rule 415 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC providing for offering securities on a continuous or delayed basis.

(n) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(o) “Tranche 1 Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

2.	Registration.

(a) Demand Registration. If, at any time, the Company receives a Demand Notice from the Investor, the Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the SEC an initial Registration Statement on Form F-3 covering the resale of all of the Registrable Securities, provided that such initial Registration Statement shall register for resale at least the number of Ordinary Shares equal to the Required Registration Amount as of the date such Registration Statement is initially filed with the SEC; provided further that if Form F-3 is unavailable for such a registration, the Company shall use such other form as is required by Section 2(c). Such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, shall contain (except if otherwise directed by the Required Holders) the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B. The Company shall use its best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, declared effective by the SEC as soon as practicable.

(b) Legal Counsel. Subject to Section 5 hereof, Glaser Weil Fink Howard Jordan & Shapiro LLP, counsel solely to the lead investor (“Legal Counsel”) shall review and oversee any registration pursuant to this Section 2.

(c) Ineligibility to Use Form F-3. If Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form F-1 or another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the resale of the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of all Registration Statements then in effect until such time as a Registration Statement on Form F-3 covering the resale of all the Registrable Securities has been declared effective by the SEC and the prospectus contained therein is available for use.

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(d) Sufficient Number of Shares Registered. If the number of shares available under any Registration Statement is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(g), the Company shall amend such Registration Statement (if permissible), or file with the SEC a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises (but taking account of any Staff position with respect to the date on which the Staff will permit such amendment to the Registration Statement and/or such new Registration Statement (as the case may be) to be filed with the SEC). The Company shall use its best efforts to cause such amendment to such Registration Statement and/or such new Registration Statement (as the case may be) to become effective as soon as practicable following the filing thereof with the SEC. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Ordinary Shares available for resale under the applicable Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on conversion, amortization, or redemption of the Notes or exercise of the Warrants (and such calculation shall assume (A) that the Notes are then convertible in full into Ordinary Shares at the then prevailing Conversion Rate (as defined in the Notes), (B) the initial outstanding principal amount of the Notes remains outstanding through the scheduled Maturity Date (as defined in the Notes) and no redemptions of the Notes occur prior to the scheduled Maturity Date, and (C) the Warrants are then exercisable in full into Ordinary Shares at the then prevailing Exercise Price (as defined in the Warrants)).

(e) Offering. Notwithstanding anything to the contrary contained in this Agreement, if the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of shares to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor) unless the inclusion of shares by a particular Investor or a particular set of Investors are resulting in the Staff or the SEC’s “by or on behalf of the Company” offering position, in which event the shares held by such Investor or set of Investors shall be the only shares subject to reduction (and if by a set of Investors on a pro rata basis by such Investors or on such other basis as would result in the exclusion of the least number of shares by all such Investors); provided, that, with respect to such pro rata portion allocated to any Investor, such Investor may elect the allocation of such pro rata portion among the Registrable Securities of such Investor. In addition, if the Staff or the SEC requires any Investor seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Investor does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Investor, until such time as the Staff or the SEC does not require such identification or until such Investor accepts such identification and the manner thereof. Any reduction pursuant to this paragraph will first reduce all Registrable Securities other than those issued pursuant to the Securities Purchase Agreement. In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement within ten (10) days of such request (subject to any restrictions imposed by Rule 415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder, in each case until such time as (i) all Registrable Securities held by such Investor have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to such Investor, or (ii) all Registrable Securities may be resold by such Investor without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or (iii) such Investor agrees to be named as an underwriter in any such Registration Statement in a manner acceptable to such Investor as to all Registrable Securities held by such Investor and that have not theretofore been included in a Registration Statement under this Agreement (it being understood that the special demand right under this sentence may be exercised by an Investor multiple times and with respect to limited amounts of Registrable Securities in order to permit the resale thereof by such Investor as contemplated above).

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(f) Piggyback Registrations. Without limiting any obligation of the Company hereunder or under the Securities Purchase Agreement, if there is not an effective Registration Statement covering all of the Registrable Securities or the prospectus contained therein is not available for use and the Company shall determine to prepare and file with the SEC a registration statement or offering statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than on Form S-4 or Form S-8 (each as promulgated under the 1933 Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s stock option or other employee benefit plans), then the Company shall deliver to each Investor a written notice of such determination and, if within fifteen (15) days after the date of the delivery of such notice, any such Investor shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Investor requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(f) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.

(g) Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time such Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. If an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee or assignee (as the case may be) that becomes an Investor shall be allocated a pro rata portion of the then-remaining number of Registrable Securities included in such Registration Statement for such transferor or assignee (as the case may be). Any Ordinary Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(h) No Inclusion of Other Securities. The Company shall not include any securities other than Registrable Securities on any Registration Statement filed in accordance herewith without the prior written consent of the Required Holders. Until the Applicable Date (as defined in the Securities Purchase Agreement), the Company shall not enter into any agreement providing any registration rights to any of its security holders, except as otherwise permitted under the Securities Purchase Agreement.

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3.	Related Obligations.

The Company shall use its best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, the Company shall have the following obligations:

(a) The Company shall promptly prepare and file with the SEC a Registration Statement with respect to all the Registrable Securities (but in no event later than the applicable Filing Deadline) and use its best efforts to cause such Registration Statement to become effective as soon as practicable after such filing. Subject to Allowable Grace Periods, the Company shall keep each Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investors on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date as of which all of the Investors may sell all of the Registrable Securities required to be covered by such Registration Statement (disregarding any reduction pursuant to Section 2(e)) without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement (1) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading and (2) will disclose (whether directly or through incorporation by reference to other SEC filings to the extent permitted) all material information regarding the Company and its securities. The Company shall submit to the SEC, within one (1) Business Day after the later of the date that (i) the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be) and (ii) the consent of Legal Counsel is obtained pursuant to Section 3(c) (which consent shall be immediately sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than twenty-four (24) hours after the submission of such request. The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) Business Days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.

(b) Subject to Section 3(r) of this Agreement, the Company shall prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the prospectus used in connection with each such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep each such Registration Statement effective at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement; provided, however, by 8:30 a.m. (New York time) on the Business Day immediately following each Effective Date, the Company shall file with the SEC in accordance with Rule 424(b) under the 1933 Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule). In the case of amendments and supplements to any Registration Statement which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3(b)) by reason of the Company filing a report on Form 6-K or Form 20-F or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall, if permitted under the applicable rules and regulations of the SEC, have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC no later than the next Business Day after the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

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(c) The Company shall (A) permit Legal Counsel and legal counsel for each other Investor to review and comment upon (i) each Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the prospectus contained therein) (except for Annual Reports on Form 20-F, Current Reports on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel or any legal counsel for any other Investor reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto or to any prospectus contained therein without the prior consent of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall promptly furnish to Legal Counsel and legal counsel for each other Investor, without charge, (i) copies of any correspondence from the SEC or the Staff to the Company or its representatives relating to each Registration Statement, provided that such correspondence shall not contain any material, non- public information regarding the Company or any of its Subsidiaries (as defined in the Securities Purchase Agreement), (ii) after the same is prepared and filed with the SEC, one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits, and (iii) upon the effectiveness of each Registration Statement, one (1) copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel and legal counsel for each other Investor in performing the Company’s obligations pursuant to this Section 3.

(d) The Company shall promptly furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) after the same is prepared and filed with the SEC, at least one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of each Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request from time to time), and (iii) such other documents, including, without limitation, copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

(e) If applicable, the Company shall use its best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel, legal counsel for each other Investor, and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

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(f) The Company shall notify Legal Counsel, legal counsel for each other Investor, and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, may include an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company or any of its Subsidiaries), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement and such prospectus contained therein to correct such untrue statement or omission and deliver ten (10) copies of such supplement or amendment to Legal Counsel, legal counsel for each other Investor, and each Investor (or such other number of copies as Legal Counsel, legal counsel for each other Investor, or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel, legal counsel for each other Investor and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel, legal counsel for each other Investor and each Investor by e-mail on the same day of such effectiveness), and when the Company receives written notice from the SEC that a Registration Statement or any post-effective amendment will be reviewed by the SEC, (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate, and (iv) of the receipt of any request by the SEC or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related prospectus. The Company shall respond as promptly as practicable to any comments received from the SEC with respect to each Registration Statement or any amendment thereto (it being understood and agreed that the Company’s response to any such comments shall be delivered to the SEC no later than fifteen (15) Business Days after the receipt thereof).

(g) The Company shall (i) use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of each Registration Statement or the use of any prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and (ii) notify Legal Counsel, legal counsel for each other Investor, and each Investor who holds Registrable Securities of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(h) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, at the request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of such Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

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(i) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, upon the written request of such Investor, the Company shall make available for inspection by (i) such Investor, (ii) legal counsel for such Investor, and (iii) one (1) firm of accountants or other agents retained by such Investor (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, each Inspector shall agree in writing to hold in strict confidence and not to make any disclosure (except to such Investor) or use of any Record or other information which the Company’s board of directors determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (1) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (2) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (3) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement). Such Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and such Investor, if any) shall be deemed to limit any Investor’s ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

(j) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the 1933 Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at such Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

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(k) Without limiting any obligation of the Company under the Securities Purchase Agreement, the Company shall use its best efforts either to (i) cause all of the Registrable Securities covered by each Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, (ii) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on an Eligible Market (as defined in the Securities Purchase Agreement), or (iii) if, despite the Company’s best efforts to satisfy the preceding clauses (i) or (ii) the Company is unsuccessful in satisfying the preceding clauses (i) or (ii), without limiting the generality of the foregoing, to use its best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority (“FINRA”) as such with respect to such Registrable Securities. In addition, the Company shall cooperate with each Investor and any broker or dealer through which any such Investor proposes to sell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as requested by such Investor. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(k).

(l) The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts (as the case may be) as the Investors may reasonably request from time to time and registered in such names as the Investors may request.

(m) If requested by an Investor, the Company shall as soon as practicable after receipt of notice from such Investor and subject to Section 3(r) hereof, (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment, and (iii) supplement or make amendments to any Registration Statement or prospectus contained therein if reasonably requested by an Investor holding any Registrable Securities.

(n) The Company shall use its best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(o) If applicable, the Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable Effective Date of each Registration Statement.

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(p) The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(q) Within one (1) Business Day after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

(r) Notwithstanding anything to the contrary herein (but subject to the last sentence of this Section 3(r)), at any time after the Effective Date of a particular Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company or any of its Subsidiaries the disclosure of which at the time is not, in the good faith opinion of the board of directors of the Company, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”), provided that the Company shall promptly notify the Investors in writing of the (i) existence of material, non-public information giving rise to a Grace Period (provided that in each such notice the Company shall not disclose the content of such material, non-public information to any of the Investors) and the date on which such Grace Period will begin and (ii) date on which such Grace Period ends, provided further that (I) no Grace Period shall exceed twenty (20) consecutive days and during any three hundred sixty five (365) day period all such Grace Periods shall not exceed an aggregate of thirty (30) days, (II) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period, and (III) no Grace Period may exist during the sixty (60) Trading Day period immediately following the Effective Date of such Registration Statement (provided that such sixty (60) Trading Day period shall be extended by the number of Trading Days during such period and any extension thereof contemplated by this proviso during which such Registration Statement is not effective or the prospectus contained therein is not available for use) (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, such Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of each Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary contained in this Section 3(r), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled. The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Investors of its Registrable Securities pursuant to each Registration Statement.

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(s) Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market, or any Eligible Market, and the Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement.

(t) Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyer in this Agreement or otherwise conflicts with the provisions hereof.

4.	Obligations of the Investors.

(a) At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary in this Section 4(c), the Company shall cause its transfer agent to deliver unlegended Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f) and for which such Investor has not yet settled.

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5.	Expenses of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, FINRA filing fees (if any) and fees and disbursements of counsel for the Company shall be paid by the Company.

6.	Indemnification.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls such Investor within the meaning of the 1933 Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an Indemnified Person is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement, or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d), and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

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(b) In connection with any Registration Statement in which an Investor is participating, such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c) and the below provisos in this Section 6(b), such Investor will reimburse an Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed, provided further that such Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the applicable sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel reasonably satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party (as the case may be); provided, however, an Indemnified Person or Indemnified Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if (i) the indemnifying party has agreed in writing to pay such fees and expenses, (ii) the indemnifying party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such Indemnified Person or Indemnified Party (as the case may be) in any such Claim, or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include both such Indemnified Person or Indemnified Party (as the case may be) and the indemnifying party, and such Indemnified Person or such Indemnified Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Person or such Indemnified Party and the indemnifying party (in which case, if such Indemnified Person or such Indemnified Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party (as the case may be). The Indemnified Party or Indemnified Person (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnified Party. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

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7.	Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation, and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement. Notwithstanding the provisions of this Section 7, no Investor shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Investor from the applicable sale of the Registrable Securities subject to the Claim exceeds the amount of any damages that such Investor has otherwise been required to pay, or would otherwise be required to pay under Section 6(b), by reason of such untrue or alleged untrue statement or omission or alleged omission.

8.	Reports Under the 1934 Act.

With a view to making available to the Investors the benefits of Rule 144, the Company agrees to do all of the following:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood and agreed that nothing herein shall limit any obligations of the Company under the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

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9.	Assignment of Registration Rights.

All or any portion of the rights under this Agreement shall be automatically assignable by each Investor to any transferee or assignee (as the case may be) of all or any portion of such Investor’s Registrable Securities, Notes or Warrants if (i) such Investor agrees in writing with such transferee or assignee (as the case may be) to assign all or any portion of such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such transfer or assignment (as the case may be), (ii) the Company is, within a reasonable time after such transfer or assignment (as the case may be), furnished with written notice of (a) the name and address of such transferee or assignee (as the case may be), and (b) the securities with respect to which such registration rights are being transferred or assigned (as the case may be), (iii) immediately following such transfer or assignment (as the case may be) the further disposition of such securities by such transferee or assignee (as the case may be) is restricted under the 1933 Act or applicable state securities laws if so required, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence such transferee or assignee (as the case may be) agrees in writing with the Company to be bound by all of the provisions contained herein, (v) such transfer or assignment (as the case may be) shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement, the Notes, and the Warrants (as the case may be), and (vi) such transfer or assignment (as the case may be) shall have been conducted in accordance with all applicable federal and state securities laws.

10.	Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing, but that disproportionately, materially, and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company, provided that no such amendment shall be effective to the extent that it (1) applies to less than all of the holders of Registrable Securities or (2) imposes any obligation or liability on any Investor without such Investor’s prior written consent (which may be granted or withheld in such Investor’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.

11.	Miscellaneous.

(a) Solely for purposes of this Agreement, a Person is deemed to be a holder of Registrable Securities whenever such Person owns, or is deemed to own, of record such Registrable Securities. If the Company receives conflicting instructions, notices, or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice, or election received from such record owner of such Registrable Securities.

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(b) Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient), or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be as follows:

If to the Company:

VCI Global Limited

Suite 33.03 of Level 33, Menara Exchange,
106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

Telephone: 03-3271 9898
Attention: Legal Team

E-Mail: vclegal@v-capital.co

With a copy (for informational purposes only) to:

Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st floor
New York, NY 10036

Telephone: (212) 930-9700

Attention: Ross Carmel / Jeffrey Wofford

E-Mail: rcarmel@srfc.law / JWofford@srfc.law

If to the Transfer Agent:

VStock Transfer, LLC

18 Lafayette Place
Woodmere, New York 11598
Telephone: (212) 828-8436
Attention: Action Team

Email: action@vstocktransfer.com

If to the Buyer:

Alumni Capital LP

601 Brickell Key Drive, Suite 700

Miami, FL 33130

Telephone: (917) 793-1173

E-mail: operations@alumnicapital.com

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If to Legal Counsel:

Glaser Weil Fink Howard Jordan & Shapiro LLP
10250 Constellation Blvd, 19th Floor

Los Angeles, CA 90067
Attention: Marc A. Indeglia, Esq.

E-mail: mindeglia@glaserweil.com

Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail, or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii), or (iii) above, respectively.

(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and each Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which any party may be entitled by law or equity.

(d) All questions concerning the construction, validity, enforcement, and interpretation of this Agreement shall be governed by the internal laws of the State of Delware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees, or agents) shall be commenced exclusively in the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action, or proceeding is brought in an inconvenient forum or that the venue of such suit, action, or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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(e) If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid, or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity, or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid, or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(f) This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto, and the instruments referenced herein and therein constitute the entire agreement among the parties hereto and thereto solely with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties, or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto, and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto solely with respect to the subject matter hereof and thereof; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Investor has entered into with the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Investor in the Company, (ii) waive, alter, modify, or amend in any respect any obligations of the Company or any of its Subsidiaries or any rights of or benefits to any Investor or any other Person in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Investor and all such agreements shall continue in full force and effect, or (iii) limit any obligations of the Company under any of the other Transaction Documents.

(g) Subject to compliance with Section 9 (if applicable), this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective permitted successors and assigns and the Persons referred to in Sections 6 and 7 hereof.

(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include any gender and the singular and plural forms thereof. The terms “including,” “includes,” “include,” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof,” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

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(i) This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the Parties, all of which together will constitute one instrument, will be deemed to be an original, and will be enforceable against the Parties. This Agreement may be delivered to the other Party hereto by email of a copy of the Agreement bearing the signature of the Party so delivering the Agreement. The Parties agree that this Agreement shall be considered signed when the signature of a Party is delivered by .PDF, DocuSign or other generally accepted electronic signature. Such .PDF, DocuSign, or other generally accepted electronic signature shall be treated in all respects as having the same effect as an original signature.

(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party. Notwithstanding anything to the contrary set forth in Section 10, terms used in this Agreement but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Initial Closing Date in such other Transaction Documents unless otherwise consented to in writing by each Investor.

(l) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the outstanding Notes then held by the Investors have been converted for Registrable Securities without regard to any limitations on redemption, amortization and/or conversion of the Notes and the outstanding Warrants then held by Investors have been exercised for Registrable Securities without regard to any limitations on exercise of the Warrants.

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(m) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(n) The obligations of each Investor under this Agreement and the other Transaction Documents are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement or any other Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Investors are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Investors are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement or any of the other the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained herein was solely in the control of the Company, not the action or decision of any Investor, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among Investors.

[signature page follows]

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IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

VCI Global Limited

By:
Name:	Victor Hoo
Title:	Chief Executive Officer

(Signature Page to the Registration Rights Agreement)

BUYER:

Alumni Capital LP

By:	Alumni Capital GP LLC

By:	/s/
Name:	Ashkan Mapar
Title:	General Manager

(Signature Page to the Registration Rights Agreement)

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

 ___________________________________________

____________________________________________

____________________________________________

Attention: __________________________

Re:	VCI Global Limited

Ladies and Gentlemen:

[We are][I am] counsel to VCI Global Limited, a British Virgin Islands business company (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the buyer named therein (the “Buyer”) pursuant to which the Company issued to the Buyer senior secured convertible notes (the “Notes”) convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), and warrants exercisable for Ordinary Shares (the “Warrants”). Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Buyer (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Ordinary Shares issuable upon conversion of the Notes and exercise of the Warrants, under the Securities Act of 1933, as amended (the “1933 Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on                               , 20 , the Company filed a Registration Statement on Form [S-3][F-3] (File No. 333-                        ) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names the Buyer and each transferee or assignee of any Registrable Securities, Notes, or Warrants, as applicable, to whom the Buyer assigned its rights under the Registration Rights Agreement and each transferee or assignee thereof to whom a transferee or assignee of any Registrable Securities, Notes, or Warrants, as applicable, assigned its rights under the Registration Rights Agreement (collectively with the Buyer, the “Holders”) as a selling stockholder thereunder.

In connection with the foregoing, [we][I] advise you that [a member of the SEC’s staff has advised [us][me] by telephone that [the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] [an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] has been posted on the web site of the SEC at www.sec.gov] and [we][I] have no knowledge, after a review of information posted on the website of the SEC at http://www.sec.gov/litigation/stoporders.shtml, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing instruction to you that the Ordinary Shares underlying the Notes and Warrants are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of such Ordinary Shares to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated                           , 20            , provided at the time of such reissuance, the Company has not otherwise notified you that the Registration Statement is unavailable for the resale of the Registrable Securities.

Very truly yours,

[ISSUER’S COUNSEL]

By:

cc:	Alumni Capital LP

EXHIBIT B

SELLING STOCKHOLDERS

The ordinary shares being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the notes and exercise of the warrants. For additional information regarding the issuance of the notes and the warrants, see “Private Placement of Notes and Warrants” above. We are registering the ordinary shares in order to permit the selling stockholders to offer the shares for resale from time to time. Except for (a) the ownership of the notes and the warrants issued pursuant to the Securities Purchase Agreement, and (b) that certain Purchase Agreement by and between the Company and Alumni Capital LP, dated as of August 1, 2024, as amended and modified, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the ordinary shares held by each of the selling stockholders. The second column lists the number of ordinary shares beneficially owned by the selling stockholders, based on their respective ownership of ordinary shares, notes, and warrants, as of                              , 20       , assuming conversion of the notes and exercise of the warrants held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the ordinary shares being offered by this prospectus by the selling stockholders and does not take in account any limitations on (i) conversion of the notes set forth therein or (ii) exercise of the warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the notes and the warrants, this prospectus generally covers the resale of 100% of the sum of (i) the maximum number of ordinary shares issued or issuable pursuant to the notes, including payment of interest on the notes through [DATE], and (ii) the maximum number of ordinary shares issued or issuable upon exercise of the warrants, in each case, determined as if all notes issuable pursuant to the securities purchase agreement have been issued and all notes (including interest on the notes through [DATE]) and warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at the [applicable] floor price [of $[    ]] or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price and alternate conversion price of the notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes and the warrants, a selling stockholder may not convert the notes or exercise the warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our ordinary shares which would exceed 9.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Number of Ordinary Shares of Owned After Offering

(1)	[ ]

PLAN OF DISTRIBUTION

We are registering the ordinary shares issuable upon conversion of the notes and exercise of the warrants to permit the resale of these ordinary shares by the holders of the notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the ordinary shares, although we will receive the exercise price of any Warrants exercised by the selling stockholders. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

The selling stockholders may sell all or a portion of the ordinary shares held by them and offered hereby from time to time directly or through one or more underwriters, broker- dealers, or agents. If the ordinary shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell ordinary shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the ordinary shares by other means not described in this prospectus. If the selling stockholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the selling stockholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular underwriters, broker-dealers, or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling stockholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the notes, warrants or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or are exempt from registration or qualification.

There can be no assurance that any selling stockholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, estimated to be $[●] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXHIBIT E

FORM OF GUARANTY

[Attached.]

GUARANTY

This GUARANTY, dated as of August 13, 2025 (this “Guaranty”), is made by each of the undersigned (each a “Guarantor”, and collectively, the “Guarantors”), in favor of Alumni Capital LP, a Delaware limited partnership (the “Buyer”).

RECITALS

WHEREAS, VCIG Global Limited, a company organized under the laws of Delaware, with offices located at Suite 33.03 of Level 33, Menara Exchange, 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia (the “Company”) and the Buyer are parties to the Securities Purchase Agreement, dated as of August 13, 2025 (as amended, restated, extended, replaced or otherwise modified from time to time, the “Securities Purchase Agreement”), pursuant to which the Company shall be required to sell, and the Buyer shall purchase or have the right to purchase, the “Notes” issued pursuant thereto (as such Notes may be amended, restated, extended, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the “Notes”);

WHEREAS, the Securities Purchase Agreement requires that the Guarantors execute and deliver to the Buyer a guaranty guaranteeing all of the obligations of the Company under the Securities Purchase Agreement, the Notes, and the other Transaction Documents (as defined below); and

WHEREAS, each Guarantor has determined that the execution, delivery, and performance of this Guaranty directly benefits, and is in the best interest of, such Guarantor.

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Guarantor hereby agrees with each Buyer as follows:

SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes for a statement of the terms thereof. All terms used in this Guaranty and the recitals hereto which are defined in the Securities Purchase Agreement or the Notes, and which are not otherwise defined herein shall have the same meanings herein as set forth therein. In addition, the following terms when used in the Guaranty shall have the meanings set forth below:

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C §§ 101 et seq. (or other applicable bankruptcy, insolvency, or similar laws).

“Business Day” means any day other than Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Buyer” shall have the meaning set forth in the recitals hereto.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Authority” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Guaranteed Obligations” shall have the meaning set forth in Section 2 of this Guaranty. “Guarantor” or “Guarantors” shall have the meaning set forth in the recitals hereto. “Indemnified Party” shall have the meaning set forth in Section 13(a) of this Guaranty.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Notes” shall have the meaning set forth in the recitals hereto.

“Obligations” means (a)(i) the payment by the Company and each other Grantor, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts from time to time owing by it in respect of the Securities Purchase Agreement, this Agreement, the Notes, and the other Transaction Documents, and (ii) in the case of the Guarantors, the payment by such Guarantors, as and when due and payable of all Guaranteed Obligations under the Guaranties, including, without limitation, in both cases, (A) all principal of, interest, make whole and other amounts on the Notes (including, without limitation, all interest, make-whole and other amounts that accrues after the commencement of any Insolvency Proceeding of any Grantor, whether or not the payment of such interest is enforceable or is allowable in such Insolvency Proceeding), and (B) all fees, interest, premiums, penalties, contract causes of action, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under this Agreement or any of the Transaction Documents; and (b) the due and punctual performance and observance by each Grantor of all of its other obligations from time to time existing in respect of any of the Transaction Documents, including without limitation, with respect to any conversion or redemption rights of the Buyer or subsequent noteholder under the Notes.

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“Other Taxes” shall have the meaning set forth in Section 12(a)(iv) of this Guaranty.

“Paid in Full” or “Payment in Full” means the indefeasible payment in full in cash of all of the Guaranteed Obligations.

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other enterprise or entity or Governmental Authority.

“Securities Purchase Agreement” shall have the meaning set forth in the recitals hereto.

“Subsidiary” means any Person in which a Guarantor directly or indirectly, (i) owns fifty percent (50%) or more of the outstanding Capital Stock or holds owns fifty percent (50%) or more of any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations, or administration of such Person, and all of the foregoing, collectively, “Subsidiaries”.

“Taxes” shall have the meaning set forth in Section 12(a) of this Guaranty.

“Transaction Document” shall have the meaning set forth in the Securities Purchase Agreement.

“Transaction Party” means the Company and each Guarantor, collectively, “Transaction Parties”.

SECTION 2. Guaranty.

(a) The Guarantors, jointly and severally, hereby unconditionally and irrevocably, guaranty to the Buyer, the punctual payment, as and when due and payable, by stated maturity or otherwise, of all Obligations, including, without limitation, all interest, make-whole and other amounts that accrue after the commencement of any Insolvency Proceeding of the Company or any Guarantor, whether or not the payment of such interest, make-whole and/or other amounts are enforceable or are allowable in such Insolvency Proceeding, and all fees, interest, premiums, penalties, causes of actions, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (all of the foregoing collectively being the “Guaranteed Obligations”), and agrees to pay any and all costs and expenses (including counsel fees and expenses) incurred by the Vuyer Agent in enforcing any rights under this Guaranty or any other Transaction Document. Without limiting the generality of the foregoing, each Guarantor’s liability hereunder shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Securities Purchase Agreement and the Notes but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Transaction Party.

(b) Each Guarantor, and by its acceptance of this Guaranty, the Buyer, hereby confirms that it is the intention of all such Persons that this Guaranty and the Guaranteed Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, or any similar foreign, federal, provincial, state, or other applicable law to the extent applicable to this Guaranty and the Guaranteed Obligations of each Guarantor hereunder. To effectuate the foregoing intention, the Buyer and the Guarantors hereby irrevocably agree that the Guaranteed Obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the Guaranteed Obligations of such Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

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SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

(a) The Guarantors, jointly and severally, guaranty that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of any Guarantor under this Guaranty shall be as a primary obligor (and not merely as a surety) and shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives, to the extent permitted by law, any defenses it may now or hereafter have in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of any Transaction Document;

(ii) any change in the time, manner ,or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or extension of the maturity of any Guaranteed Obligations or otherwise;

(iii) [Reserved];

(iv) any taking, release, or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

(v) any change, restructuring, or termination of the corporate, limited liability company, or partnership structure or existence of any Transaction Party;

(vi) [Reserved];

(vii) any failure of the Buyer to disclose to any Transaction Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Transaction Party now or hereafter known to the Buyer (each Guarantor waiving any duty on the part of the Buyer to disclose such information);

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(viii) taking any action in furtherance of the release of any Guarantor or any other Person that is liable for the Obligations from all or any part of any liability arising under or in connection with any Transaction Document without the prior written consent of the Buyer; or

(ix) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

(b) This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy, or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

(c) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations (other than inchoate indemnity obligations) and shall not terminate for any reason prior to the respective Maturity Date of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors and permitted pledgees, transferees, and assigns. Without limiting the generality of the foregoing sentence, the Buyer may pledge, assign, or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of any Transaction Document to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Buyer herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document.

SECTION 4. Waivers. To the extent permitted by applicable law, each Guarantor hereby waives promptness, diligence, protest, notice of acceptance, and any other notice or formality of any kind with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person or any Collateral. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section 4 is knowingly made in contemplation of such benefits. The Guarantors hereby waive any right to revoke this Guaranty and acknowledge that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future. Without limiting the foregoing, to the extent permitted by applicable law, each Guarantor hereby unconditionally and irrevocably waives (a) any defense arising by reason of any claim or defense based upon an election of remedies by the Buyer that in any manner impairs, reduces, releases, or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution, or indemnification rights of such Guarantor or other rights of such Guarantor to proceed against any of the other Transaction Parties, any other guarantor or any other Person or any Collateral, and (b) any defense based on any right of set-off or counterclaim against or in respect of the Guaranteed Obligations of such Guarantor hereunder. Each Guarantor hereby unconditionally and irrevocably waives any duty on the part of the Buyer to disclose to such Guarantor any matter, fact, or thing relating to the business, condition (financial or otherwise), operations, performance, properties, or prospects of any other Transaction Party or any of its Subsidiaries now or hereafter known by the Buyer.

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SECTION 5. Subrogation. No Guarantor may exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance, or enforcement of any Guarantor’s obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor or any Collateral, whether or not such claim, remedy, or right arises in equity or under contract, statute, or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment, or security solely on account of such claim, remedy or right, unless and until there has been Payment in Full of the Guaranteed Obligations. If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to Payment in Full of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Buyer and shall forthwith be paid to the Buyer to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Transaction Document, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) any Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) there has been Payment in Full of the Guaranteed Obligations, the Buyer will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment by such Guarantor.

SECTION 6. Representations, Warranties, and Covenants.

(a) Each Guarantor hereby represents and warrants as of the date first written above as follows:

(i) such Guarantor (A) is a corporation, limited liability company, or limited partnership duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization as set forth on the signature pages hereto, (B) has all requisite corporate, limited liability company, or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute, deliver and perform its obligations under this Guaranty and each other Transaction Document to which such Guarantor is a party, and to consummate the transactions contemplated hereby and thereby, and (C) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary except where the failure to be so qualified (individually or in the aggregate) would not result in a Material Adverse Effect.

(ii) The execution, delivery, and performance by such Guarantor of this Guaranty and each other Transaction Document to which such Guarantor is a party (A) have been duly authorized by all necessary corporate, limited liability company, or limited partnership action, (B) do not and will not contravene its charter, articles, certificate of formation or by-laws, its limited liability company or operating agreement, or its certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on such Guarantor or its properties do not and will not result in or require the creation of any lien, security interest or encumbrance (other than pursuant to any Transaction Document) upon or with respect to any of its properties, and (C) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization, or approval applicable to it or its operations or any of its properties.

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(iii) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person is required in connection with the due execution, delivery and performance by such Guarantor of this Guaranty or any of the other Transaction Documents to which such Guarantor is a party (other than expressly provided for in any of the Transaction Documents).

(iv) This Guaranty has been duly executed and delivered by each Guarantor and is, and each of the other Transaction Documents to which such Guarantor is or will be a party, when executed and delivered, will be, a legal, valid, and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as may be limited by the Bankruptcy Code or other applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship, or similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).

(v) There is no pending or, to the best knowledge of such Guarantor, threatened action, suit, or proceeding against such Guarantor or to which any of the properties of such Guarantor is subject, before any court or other Governmental Authority or any arbitrator that (A) if adversely determined, could reasonably be expected to have a Material Adverse Effect or (B) relates to this Guaranty or any of the other Transaction Documents to which such Guarantor is a party or any transaction contemplated hereby or thereby.

(vi) Such Guarantor (A) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (B) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Company and the other Transaction Parties, and has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company or the other Transaction Parties.

(vii) There are no conditions precedent to the effectiveness of this Guaranty that have not been satisfied or waived.

(b) Each Guarantor covenants and agrees that until Payment in Full of the Guaranteed Obligations, it will comply with each of the covenants (except to the extent applicable only to a public company) which are set forth in Section 4 of the Securities Purchase Agreement as if such Guarantor were a party thereto.

SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantors (any such notice being expressly waived by each Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of any Guarantor against any and all obligations of the Guarantors now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the relevant Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set- off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or any other Transaction Document in law or otherwise.

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SECTION 8. Limitation on Guaranteed Obligations.

(a) Notwithstanding any provision herein contained to the contrary, each Guarantor’s liability hereunder shall be limited to an amount not to exceed as of any date of determination the greater of:

(i) the amount of all Guaranteed Obligations, plus interest thereon at the applicable Interest Rate as specified in the Note; and

(ii) the amount which could be claimed by the Buyer from any Guarantor under this Guaranty without rendering such claim voidable or avoidable under the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, Guarantor’s right of contribution and indemnification.

(b) Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guaranty hereunder or affecting the rights and remedies of the Buyer hereunder or under applicable law.

(c) No payment made by the Company, any Guarantor, any other guarantor or any other Person or received or collected by the Buyer from the Company, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranteed Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Guaranteed Obligations or any payment received or collected from such Guarantor in respect of the Guaranteed Obligations), remain liable for the Guaranteed Obligations up to the maximum liability of such Guarantor hereunder until after all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been Paid in Full.

SECTION 9. Notices, Etc. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Guaranty must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with an nationally recognized overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. All notices and other communications provided for hereunder shall be sent, if to any Guarantor, to the Company’s address and/or facsimile number, or if to the Buyer, to it at its respective address and/or facsimile number, each as set forth in Section 9(f) of the Securities Purchase Agreement.

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SECTION 10. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Guarantor hereby irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the United States District Court for the District of Delaware, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, obligation or defense that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against any Guarantor in any other jurisdiction to collect on a Guarantor’s obligations or to enforce a judgment or other court ruling in favor of the Buyer.

SECTION 11. WAIVER OF JURY TRIAL, ETC. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

SECTION 12. Taxes.

(a) All payments made by any Guarantor hereunder or under any other Transaction Document shall be made in accordance with the terms of the respective Transaction Document and shall be made without set-off, counterclaim, withholding, deduction, or other defense. Without limiting the foregoing, all such payments shall be made free and clear of and without deduction or withholding for any present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on the net income of the Buyer by the jurisdiction in which the Buyer is organized or where it has its principal lending office (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities, collectively or individually, “Taxes”). If any Guarantor shall be required to deduct or to withhold any Taxes from or in respect of any amount payable hereunder or under any other Transaction Document:

(i) the amount so payable shall be increased to the extent necessary so that after making all required deductions and withholdings (including Taxes on amounts payable to the Buyer pursuant to this sentence) the Buyer receives an amount equal to the sum it would have received had no such deduction or withholding been made,

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(ii) such Guarantor shall make such deduction or withholding,

(iii) such Guarantor shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law, and

(iv) as promptly as possible thereafter, such Guarantor shall send the Buyer an official receipt (or, if an official receipt is not available, such other documentation as shall be satisfactory to the Buyer, as the case may be) showing payment. In addition, each Guarantor agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Guaranty or any other Transaction Document (collectively, “Other Taxes”).

(b) Each Guarantor hereby indemnifies and agrees to hold each Indemnified Party harmless from and against Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 12) paid by any Indemnified Party as a result of any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Guaranty or any other Transaction Document, and any liability (including penalties, interest and expenses for nonpayment, late payment or otherwise) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be paid within thirty (30) days from the date on which the Buyer makes written demand therefor, which demand shall identify the nature and amount of such Taxes or Other Taxes.

(c) If any Guarantor fails to perform any of its obligations under this Section 12, such Guarantor shall indemnify the Buyer for any taxes, interest, or penalties that may become payable as a result of any such failure. The obligations of the Guarantors under this Section 12 shall survive the termination of this Guaranty and the payment of the Obligations and all other amounts payable hereunder.

SECTION 13. Indemnification.

(a) Without limitation of any other obligations of any Guarantor or remedies of the Buyer under this Guaranty or applicable law, except to the extent resulting from such Indemnified Party’s gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal, each Guarantor shall, to the fullest extent permitted by law, indemnify, defend, and save and hold harmless the Buyer and each of their affiliates and their respective officers, directors, employees, agents, and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party in connection with or as a result of any failure of any Guaranteed Obligations to be the legal, valid, and binding obligations of any Transaction Party enforceable against such Transaction Party in accordance with their terms.

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(b) Each Guarantor hereby also agrees that none of the Indemnified Parties shall have any liability (whether direct or indirect, in contract, tort or otherwise) or any fiduciary duty or obligation to any of the Guarantors or any of their respective affiliates or any of their respective officers, directors, employees, agents, and advisors, and each Guarantor hereby agrees not to assert any claim against any Indemnified Party on any theory of liability, for special, indirect, consequential, incidental, or punitive damages arising out of or otherwise relating to the facilities, the actual or proposed use of the proceeds of the advances, the Transaction Documents or any of the transactions contemplated by the Transaction Documents.

SECTION 14. Miscellaneous.

(a) Each Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantors.

(b) No amendment or waiver of any provision of this Guaranty and no consent to any departure by any Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by each Guarantor, the Buyer, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right or remedy hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights and remedies of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of their respective rights or remedies under any other Transaction Document against such party or against any other Person.

(d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(e) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations (other than inchoate indemnity obligations) and shall not terminate for any reason prior to the respective Maturity Date of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure, together with all rights and remedies of the Buyer hereunder, to the benefit of and be enforceable by the Buyer, and their respective successors, and permitted pledgees, transferees, and assigns. Without limiting the generality of the foregoing sentence, the Buyer may pledge, assign, or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of the Securities Purchase Agreement or any other Transaction Document to any other Person in accordance with the terms thereof, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Buyer herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document. None of the rights or obligations of any Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of each Buyer.

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(f) This Guaranty and the other Transaction Documents reflect the entire understanding of the transaction contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, entered into before the date hereof.

(g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

SECTION 15. Currency Indemnity.

If, for the purpose of obtaining or enforcing judgment against Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 15 referred to as the “Judgment Currency”) an amount due under this Guaranty in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of courts of the jurisdiction that will give effect to such conversion being made on such date, or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 15 being hereinafter in this Section 15 referred to as the “Judgment Conversion Date”).

If, in the case of any proceeding in the court of any jurisdiction referred to in the preceding paragraph, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt of the amount due in immediately available funds, the Guarantors shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Guarantors under this Section 15 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed by its respective duly authorized officer, as of the date first above written.

GUARANTORS:

VCI Global Brands Limited

By:
Name:	Victor Hoo
Title:	Director

VCI Global Brands Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

V Capital Kronos Berhad

By:
Name:	Victor Hoo
Title:	Director

Accuventures Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

Credilab Sdn Bhd

By:
Name:	Henry Chai
Title:	Director

[Signature Page – Guaranty]

AB Management Consultancy Services Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

V Capital Quantum Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

VCI Global (Singapore) Pte Ltd

By:
Name:	Alex Chua
Title:	Director

V Capital Real Estate Limited

By:
Name:	Victor Hoo
Title:	Director

V Capital Real Estate Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

V Gallant Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

[Signature Page – Guaranty]

AiSecure Limited

By:
Name:	Victor Hoo
Title:	Director

Cyclone Security Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

VCI Robotics Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

VC Ai Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

Generative AI Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

V Galactech Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

[Signature Page – Guaranty]

VCI Energy Limited

By:
Name:	Victor Hoo
Title:	Director

VCI Energy Sdn Bhd

By:
Name:	Victor Hoo
Title:	Director

ACCEPTED BY:

Alumni Capital LP

By:	Alumni Capital GP LLC

By:
Name:	Ashkan Mapar
Title:	General Manager

[Signature Page – Guaranty]